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April 17, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Christopher Wall
David Lin
Kate Tillan
Mark Brunhofer

Re:	Hut 8 Corp.
Registration Statement on Form S-4
Filed February 13, 2023
File No. 333-269738

On behalf of Hut 8 Corp. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 23, 2023 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 filed with the Commission on February 13, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

April 17, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

General

1.	Please provide disclosure of any significant crypto asset market developments material to understanding or assessing Hut 8's and USBTC's respective business, financial condition and results of operations, or share price since either company's last reporting period, including any material impact from the price volatility of crypto assets.

The Company respectfully acknowledges the Staff’s comment and has revised the section entitled “Information About Hut 8” with respect to the material impact of recent digital asset market developments to Hut 8 and the sections entitled “Information About USBTC” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USBTC” with respect to the material impact of recent digital asset market developments to USBTC. In addition, the Company has revised pages 36, 37, 38, 39, 132 and 33, 62, 63, 64, 65, 78 to include additional disclosure regarding the potential risks created by recent digital asset market developments for Hut 8 and USBTC, respectively.

Questions and Answers about the Business Combination

What are the U.S. federal income tax consequences of the Merger..., page 5

2.	You disclose that the parties intend that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, be treated as an exchange by Hut 8 shareholders and USBTC stockholders, respectively, that qualifies under Section 351(a) of the Internal Revenue Code. Since it appears that the tax consequences to the transaction are material to shareholders, please file a tax opinion as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.A.2.

The Company acknowledges the Staff’s comment and respectfully submits that a tax opinion is not necessary under the Commission’s guidance, nor, as discussed further below, is it practical or appropriate given uncertainties as to whether the transaction will be taxable or tax-free for shareholders.

Staff Legal Bulletin No. 19, Section III.A.2 provides that a tax opinion is generally required with respect to a merger or exchange transaction if “the registrant represents that the transaction is tax-free,” but that no opinion is generally required if “a registrant represents that an exchange offer or merger is a taxable transaction.” The tax discussion in the Registration Statement, however, does not contain any representation by the registrant as to the tax treatment of the Merger. While the discussion does indicate that the parties intend for the transaction to be tax-free, no assurance is given to shareholders that this will be the case. The Registration Statement expressly provides that:

Securities and Exchange Commission

April 17, 2023

The Arrangement and the Merger are not conditioned on the receipt of an opinion of counsel that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code, and there can be no assurance that such an opinion of counsel can or will be obtained. In addition, neither Hut 8 nor USBTC has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the Arrangement and the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the parties’ position that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, qualify under Section 351(a) of the Code.

The Registration Statement then provides full disclosure to shareholders of the tax consequences to them if the transaction does not qualify as tax-free under Section 351(a) of the Code:

Accordingly, if there is a final determination that the Merger is a taxable exchange for United States federal income tax purposes, then a USBTC stockholder that is a United States person that exchanges USBTC common stock in the Merger would generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the fair market value (determined as of the Merger Effective Time) of the New Hut common stock received and (ii) the holder’s adjusted tax basis in the USBTC common stock exchanged therefor.

Further, in a situation where a transaction is not conditioned on the receipt of a tax opinion, such as the Arrangement and the Merger, we believe the issuance of a tax opinion in connection with the Registration Statement, assuming a tax opinion could even be obtained on this transaction, would mislead investors as to the tax consequences of the transaction. The existence of a tax opinion would provide false assurance that the transaction will be tax-free when the Registration Statement expressly discloses to investors that the Merger may be taxable.

This situation is different from a transaction conditioned on a reasoned tax opinion based on a less than “will” comfort level, such as a “should” or “more likely than not” tax opinion. In those cases, the transaction only proceeds if the facts and law at the closing are such that there is a sufficient level of comfort of the tax outcome. Here, if it turns out that the facts and law as they stand immediately before the Merger Effective Time were to be such that the Merger would, without a doubt, be a taxable exchange, the Merger would nevertheless proceed.

Given the uncertainty regarding the potential tax treatment of the Merger and the lack of any gating opinion condition to the transaction proceeding, it is most appropriate to view the tax discussion in the Registration Statement as not containing any representation as to the tax consequences of the Merger. Instead, the Registration Statement provides a full summary of the tax consequences under both scenarios (taxable and tax-free). Because the Registration Statement as currently drafted does not contain, and in fact specifically disavows, a representation as to the qualification of the Merger for tax-free treatment, the Company respectfully submits that the requirements with respect to a tax opinion as set forth in Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19, do not apply to the filing.

Selected Unaudited Financial Data as of January 31, 2023, page 23

3.	The combined financial information does not appear to comply with the requirements for the presentation of pro forma financial information in Article 11 of Regulation S-X. Please either remove this presentation, or explain to us the purpose of the presentation and the basis for its presentation. Refer to Item 11-02(a)(12) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has removed the presentation of the combined financial information.

Securities and Exchange Commission

April 17, 2023

Market Price of and Dividends on Common Equity

Comparative Per Share Market Price, page 24

4.	Please disclose the market value of Hut 8 on an equivalent per share basis. Refer to Item 3(g) of Form S-4.

The Company acknowledges the Staff’s comment and respectfully submits that since there is no public trading market for USBTC’s common stock, the Company is unable to add additional equivalent per share market value information and believes that its current disclosure on page 22 complies with Item 3(g) of Form S-4.

Risk Factors, page 27

5.	To the extent material, please discuss any reputational harm that either Hut 8 or USBTC may face in light of recent disruptions in the crypto asset markets, including bankruptcies, crypto asset price volatility, and legal proceedings involving prominent crypto platforms. For example, discuss how market conditions have affected how either company's business is perceived by customers, counterparties, and regulators, and whether there is a material impact on its operations or financial condition.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 37, 38, 39 and 33, 62, 63, 64, 65, 78 to discuss the potential reputational risks created by the recent digital asset market developments for Hut 8 and USBTC.

6.	Please describe any material risks to either Hut 8's or USBTC's business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on either company's business, financial condition, and results of operations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 36, 37, 38, 39 and 54, 62, 63, 64, 65, 78 to discuss the material risks to Hut 8 and USBTC’s business from the possibility of regulatory developments related to digital assets and the digital asset markets.

7.	Please describe any material risks that either Hut 8 or USBTC faces related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 36, 37, 39 and 54, 62, 63, 64, 65, 78 to discuss the material risks that Hut 8 and USBTC face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over digital assets and digital asset markets.

Securities and Exchange Commission

April 17, 2023

8.	To the extent material, please describe any gaps that either Hut 8's or USBTC's respective board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

The Company acknowledges the Staff’s comment and respectively advises the Staff that Hut 8’s or USBTC’s respective boards or management have not identified any gaps with respect to risk management processes and policies in light of current digital asset market conditions, and accordingly the Company has not made revisions to the Amendment with respect to this comment.

9.	Please describe any material financing, liquidity, or other risks that either Hut 8 or USBTC faces related to the impact that the current crypto asset market disruption has had, directly or indirectly, on:

•	The value of the crypto assets or miners that either company uses as collateral; or

•	The value of either company's crypto assets, miners or mining real estate used by others as collateral, as applicable in each case.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 38 and 33, 62, 63, 64, 65, 78 to discuss the material financing and liquidity risks for Hut 8 and USBTC. Other than broad volatility in the digital asset market, neither Hut 8 nor USBTC has experienced material financing or liquidity disruptions.

10.	To the extent material to either Hut 8 or USBTC, please describe any of the following risks from disruptions in the crypto asset markets:

•	Risk from depreciation in either company's stock price.

•	Risk of loss of customer demand for either company's products and services.

•	Financing risk, including equity and debt financing.

•	Risk of increased losses or impairments in either company's investments or other assets.

•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against either company or its affiliates.

•	Risks from price declines or price volatility of crypto assets.

•	Risks of increased regulation of the crypto asset industry.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 38 and 39 to discuss potential risks applicable to Hut 8 related to the recent digital asset market disruption and pages 33, 54, 62, 63, 64, 65 and 78 to discuss potential risks applicable to USBTC related to the recent digital asset market disruption.

Securities and Exchange Commission

April 17, 2023

Risks Related to USBTC's Business, page 38

11.	Please expand on your statement on page 46 that “an adverse outcome of the Niagara Falls Litigation may affect U.S. Data Technologies Group Ltd.’s permits and operations with respect to its Niagara Falls data site.” Describe the potential practical implications of an adverse decision in the Niagara Falls Litigation, including whether the site may be required to be closed and its impact on USBTC’s business performance and results of operations.

The Company acknowledges the Staff’s comment and advises the Staff that USBTC has since entered into the Niagara Falls Settlement. The Company has revised its statements on pages 48, 150 and 151 that any potential noncompliance with the Niagara Falls Settlement may result in fines or a shutdown of the site’s operations, which would have a material adverse effect on USBTC’s business and results of operations.

USBTC’s Power Generation-Related Risks

Maintenance, expansion and refurbishment of power generation facilities..., page 58

12.	We note your references to "NYISO" and "ERCOT" on page 58 of your filing. Please ensure that all acronyms and terms are defined when first used. Refer to Rule 421(b) of the Securities Act of 1933, as amended.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 60 to properly define “NYISO” and “ERCOT.”

USBTC's future success will depend upon the value of Bitcoin, page 67

13.	Please tell us why you disclose that USBTC will be marking Bitcoin to fair value each quarter since this policy does not appear consistent with that disclosed on page F-31.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 71 to align with USBTC’s policy as disclosed on page F-11.

The Business Combination, page 75

14.	We note that Hut 8 and USBTC provided certain financial forecasts and projections to the financial advisors and that the financial advisors relied upon these financial projections in preparing their fairness opinions. Please disclose in this section the financial projections and forecasts provided to the financial advisors or explain why such information is not material to security holders.

The Company acknowledges the Staff’s comment and respectfully submits that each of the Company, Hut 8 and USBTC considered whether to include disclosure of the financial forecasts and projections prepared by management of Hut 8 and USBTC, respectively, and provided to the financial advisors of Hut 8 in connection with the fairness opinions such advisors rendered to the Board of Directors of Hut 8. The Company, Hut 8, and USBTC determined not to include such disclosure in the Registration Statement on the basis that it is not material to USBTC’s securityholders for several reasons, including:

Securities and Exchange Commission

April 17, 2023

•	The projections were provided to the financial advisors in connection with the advisors' engagement by Hut 8, and the fairness opinions were not delivered to or considered by the USBTC Board in connection with its approval of the Merger;
•	The fairness opinions do not address the fairness of the consideration to be received by USBTC’s securityholders;
•	The projections did not affect the consideration offered to USBTC securityholders or otherwise influence any other material terms of the transaction;

•	The financial forecasts and projections prepared by Hut 8’s and USBTC’s respective management teams were not prepared for public disclosure and are inherently uncertain by their nature, and are subject to known and unknown risks, uncertainties and unpredictability, many of which are beyond the control of Hut 8 and USBTC;

•

Each of the management teams of Hut 8 and USBTC made a number of assumptions in developing such projections and forecasts, which assumptions are subjective, inherently uncertain, subject to change, and may not reflect revised prospects for either company’s business, or changes in general business or economic conditions in digital asset markets, particularly in light of significant volatility in such markets; and

•	The forecasts and projections were provided to the financial advisors in advance of the filing of the Registration Statement and forecasted information by its nature becomes subject to greater uncertainty with the passage of time.

As a result of the foregoing factors, the Company believes the projections are not material to USBTC securityholders in assessing the value of the consideration in the Merger or for any other purpose. Additionally, inclusion in the Registration Statement of the details of the forecasts and projections would overstate the relevance of these forecasts and projections, particularly given the passage of time, and potentially encourage undue reliance upon the projections by USBTC’s securityholders in making an investment decision.

Notwithstanding the Company’s view that the projections are not material to USBTC securityholders and are not required to be included in the Registration Statement, the Company has provided certain disclosure regarding the fairness opinions received by the Hut 8 Board in order to ensure consistency with Hut 8’s disclosures to be made pursuant to Canadian securities laws. As a foreign private issuer that is not subject to the proxy requirements of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, and a Canadian reporting issuer, Hut 8 is subject to, and complies with, the Canadian proxy rules set forth principally in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. Given that the contents of the prospectus included in the Registration Statement will also form part of a management information circular of Hut 8 under NI 51-102 (the “Canadian Circular”), the disclosures relating to fairness opinions delivered by Hut 8’s financial advisors have been prepared in compliance with Canadian proxy solicitation requirements, which do not require Hut 8 to disclose the type of financial forecast and information requested. The Company believes there should be equal disclosure regarding the fairness opinions received by the Hut 8 Board in both the Canadian Circular and the Registration Statement so as not to disadvantage or confuse securityholders, and, given it does not believe the requested financial forecast and projection information is material to USBTC’s securityholders, respectfully submits that such information should not be disclosed in the Registration Statement.

Securities and Exchange Commission

April 17, 2023

15.	Please revise to quantify the fees Hut 8 paid to Stifel GMP when it rendered its fairness opinion. Also please quantify the fees payable to Stifel GMP contingent on completion of the Business Combination or an alternative transaction. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 87 to quantity the fees Hut 8 paid to Stifel GMP for its fairness opinion and on page 87 to quantify the fees payable to Stifel GMP contingent on completion of the Business Combination.

Accounting Treatment of the Business Combination, page 95

16.	Please tell us about the pertinent facts and circumstances you considered in determining the acquirer in the business combination. Refer to ASC 805-10, including ASC 805-1055-12. Further, you disclose that the preliminary assessment of the accounting acquirer is subject to evaluation and may be impacted by matters such as New Hut board rights related to tie-break votes and the relative fair values of USBTC and Hut 8 at closing. Include a discussion of these matters in your response.

The Company acknowledges the Staff’s comment and respectfully submits that the Company relied on the following pertinent facts and circumstances when assessing who should be identified as the acquirer for accounting purposes in accordance with ASC 805-10-55-12:

A.	The relative voting rights in the combined entity.

Upon completion of the Business Combination, Hut 8 shareholders and USBTC stockholders will each own, as a group, approximately 50% of the common stock of the Company, in each case on a fully-diluted in-the-money basis.

B.	The existence of a large minority voting interest in the combined entity.

There is no individual shareholder or group of shareholders from either Hut 8 or USBTC that will represent a large minority voting interest of the Company.

C.	The composition of the governing body of the combined entity.

Upon completion of the Business Combination, New Hut’s Board of Directors will consist of five directors selected by Hut 8 and five directors selected by USBTC. Bill Tai, current Chairman of the Hut 8 Board, will be appointed as the non-executive chairman of the Company’s board. There is currently no individual director who holds a casting vote in the event of a “tie.” This results in equal number of directors of the combined entity from Hut 8 and USBTC, respectively.

Securities and Exchange Commission

April 17, 2023

D.	The composition of the senior management of the combined entity.

Upon completion of the Business Combination, Jaime Leverton will serve as Chief Executive Officer, Asher Genoot will serve as President, Michael Ho will serve as Chief Strategy Officer, and Shenif Visram will serve as Chief Financial Officer of the Company.

E.	The terms of the exchange of equity interests.

When assessing the terms of the exchange of equity interests in the Business Combination, the acquirer is typically the entity that paid a premium over the pre-combination fair value of the equity interests in the other entities. Consideration transferred is generally measured at fair value. Consideration transferred is the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred by the acquirer to the former owners of the acquiree and the equity interests issued by the acquirer to the former owners of the acquiree (except for the measurement of share-based payment awards).

As at March 31, 2023, Hut 8’s closing share price on Nasdaq was US$1.85, with approximately 221 million shares outstanding. This results in an equity value of approximately US$408.85 million for Hut 8. Hut 8’s financial advisors have issued fairness opinions in connection with the transaction supporting the view that USBTC and Hut 8 at closing have relatively equal values.

F.	The relative size of the entities.

The relative size between Hut 8 and USBTC is as follows:

	USBTC as at and for the 6-month period ended December 31, 2022 (in USD)	Hut 8 as at and for the 6-month ended December 31, 2022 (CAD converted to USD @ 0.7383)
Total assets	~$274 million	~$268 million
Total revenue	~$46 million	~$40.5 million
Net loss	~$81.3 million	~$153.7 million
# of full time headcount (as at March 31, 2023)	~113	~92

G.	Which entity initiated the business combination.

Stifel GMP introduced representatives from both Hut 8 and USBTC for discussions on a potential business combination. As such, neither Hut 8 nor USBTC was considered as the entity initiating the business combination.

H.	The combined entity name, location of headquarters and ticker symbol.

The Company will conduct business under the name Hut 8 Corp. and will apply for and maintain a listing of its common stock on Nasdaq and the TSX under the trading symbol “HUT.” USBTC is not currently public and therefore does not have a trading symbol. The Company is incorporated in Delaware and will have U.S. headquarters. The majority of the combined company’s digital asset mining sites and energy capacity will be located in the United States.

Securities and Exchange Commission

April 17, 2023

Based on the facts and circumstances above, the Company is of the view that no one indicator is clearly determinative. However, the more significant operational footprint being in the United States, the incorporation in Delaware, and the use of U.S. headquarters were utilized as the persuading factors. Thus, management of Hut 8 and USBTC collectively determined that USBTC is the accounting acquirer and prepared the pro forma financial statements and the “anticipated accounting for the transaction” on that basis in the Registration Statement. The description of the anticipated accounting on page 99 highlights the judgmental nature of the conclusion and the possibility that it could change based on changes in the assessments above.

The Business Combination Agreement

Conditions to Completion of the Business Combination, page 114

17.	We note your disclosure that certain conditions to the consummation of the business combination may be waived by mutual consent of the Parties. Please specify which, if any, conditions may not be waived by mutual consent of the Parties.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 118, 119 and 120 to discuss which conditions, if any, may not be waived by mutual consent of the parties.

Information About Hut 8, page 125

18.	To the extent material, please discuss how the bankruptcies of companies in crypto asset-related businesses and the downstream effects of those bankruptcies have impacted or may impact Hut 8's business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether Hut 8 has material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 38, 39 and 132 to discuss the impact of recent bankruptcies in the crypto asset market on Hut 8.

19.	To the extent material to an understanding of Hut 8's business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

•	Have the crypto assets of their customers unaccounted for.

•	Have experienced material corporate compliance failures.

Securities and Exchange Commission

April 17, 2023

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 132 to discuss the direct and indirect exposure Hut 8 has to certain counterparties, customers, custodians or other participants in the crypto asset market.

20.	To the extent material, please explain whether Hut 8's crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which Hut 8 or its affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of Hut 8's relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral. Please include similar disclosure for Hut 8's miners used as collateral.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 132 to discuss the use of Hut 8’s digital assets as collateral. Hut 8 is not currently using any Bitcoin or digital assets as collateral for any loan, margin, rehypothecation or other similar activities.

21.	Please revise to address the following:

•	Discuss Hut 8's intentions to mine, invest in or transact in crypto assets other than Bitcoin and update this disclosure in future filings as appropriate;

•	Describe Hut 8's process, if any, for analyzing whether a particular crypto asset that it intends to mine, invest in, or transact in is a "security" within the meaning of Section 2(a)(1) of the Securities Act, including whether and how the recent completion of Ethereum's transition to Proof-of-Stake consensus has impacted its analysis. Disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and

•	Expand the risk factors section to describe the specific potential consequences to Hut 8 and to investors if it is subsequently determined that Hut 8 has participated in the unregistered issuance or distribution of securities, including the specific risks inherent in its business model that may necessitate corrective measures as a result of judicial or regulatory actions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 36, 129 and 130 to discuss Hut 8’s intentions to mine, invest in, or transact in additional digital assets.

22.	Refer to your disclosure in your Annual Information Form, which has been filed as Exhibit 99.1 to Hut 8's Annual Report on Form 40-F for the year ended December 31, 2021 and revise to address the following points:

•	On page 11, you disclose that Hut 8 provides cloud services and data centre colocation services to its customers. Please revise to briefly discuss Hut 8's fee structure for providing such services to its customers and include illustrative examples, as appropriate.

•	On page 12, you disclose that Hut 8 has entered into agreements with each of ATCO Electric Ltd., City of Medicine Hat and Validus for the provision of power or use of electricity. Please revise to describe in greater detail the material terms and conditions of these agreements, including, without limitation, the material obligations of the parties, the duration of the agreement and the material termination provisions.

Securities and Exchange Commission

April 17, 2023

•	On page 13, you state that the primary seasonality that Hut 8 experiences is related to potential changes in electricity prices and that electricity is your largest expense. Please revise to provide a discussion of your average cost of electricity for the periods presented, and whether there are any known trends regarding the fluctuations in the cost of electricity. In addition, consider including a discussion of the differences in the cost of electricity for each of the geographic regions you operate.

•	On page 16, we note the statements in the bottom risk factor that the Commission's views regarding whether a particular crypto asset falls within the definition of a “security” under the U.S. federal securities laws have "evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff."

Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on: pages 130 and 131 to discuss Hut 8’s fee structure for its cloud and data centre colocation services; pages 131 and 132 to discuss Hut 8’s power purchase agreements; page 132 to discuss Hut 8’s electricity pricing; and pages 36 and 37 to remove the statements regarding whether a crypto asset falls within the definition of a “security” under U.S. federal securities laws.

Information About USBTC, page 129

23.	Please revise this section of your filing to address comments 18 through 20 above as they apply to your disclosure concerning USBTC.

The Company respectfully acknowledges the Staff’s comment. With respect to comments 18 and 19, the Company has revised the disclosure on pages 63, 64, 81, 142, 143, 149 and 153 to discuss the impact of certain crypto asset companies on USBTC. With respect to comment 20 and its applicability to USBTC, the Company has revised its disclosure on pages 144, 145, 155 and 169 to quantify the number of encumbered miners serving as collateral under USBTC’s debt obligations and further identified that the Alpha Site and all its property and assets act as additional collateral. The current digital asset market disruption has resulted in USBTC taking an impairment charge on the value of its underlying collateral during the six months ended December 31, 2022, which is discussed and disclosed on pages 169, 171 and F-18.

Business Overview, page 129

24.	Please discuss USBTC's intentions to mine, invest in or transact in crypto assets other than Bitcoin and update this disclosure in future filings as appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 138 to discuss that USBTC does not currently intend to mine, invest in or transact in digital assets other than Bitcoin.

Securities and Exchange Commission

April 17, 2023

25.	You disclose that USBTC owns a 50% interest in the King Mountain JV with a "leading North American energy company." Please identify your joint venture partner.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 7, 138 and 152 to identify USBTC’s joint venture partner.

Reactor: Energy Curtailment, page 130

26.	We note your disclosure regarding Reactor, “an advanced, algorithmic energy curtailment platform that USBTC believes will drive significant Bitcoin mining profitability for USBTC.” Please provide further detail regarding Reactor, its development, its role in USBTC’s current operations and any measurable changes in energy efficiency, profitability or any other relevant metrics that may drive USBTC’s results of operations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 139 to provide additional detail regarding Reactor.

Custody Policy, page 132

27.	Please revise this section to address the following:

•	Provide quantified disclosure regarding the respective portions of USBTC's Bitcoin balance held by each of the third-party custodians referenced.

•	Disclose the material terms of USBTC's arrangement with each third-party custodian, including, for example, in what manner the relevant custodian is required to store USBTC's crypto assets, whether it is contractually required to hold USBTC's crypto assets in cold storage, what security precautions the custodian is required to undertake, what inspection rights USBTC has, and what type of insurance, if any, the custodian is required to have to protect USBTC from loss.

Also please apply this comment to the same or similar disclosures of Hut 8 throughout the filing, as applicable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 133 and 134 to discuss Hut 8’s use of third-party custodians and on page 142 to disclose the respective quantity of USBTC’s Bitcoin held by each of USBTC’s third-party custodians and to also disclose the material terms of the arrangements with such custodians.

28.	You disclose that USBTC uses third-party custody solutions to safeguard its bitcoin and "does not currently hold any bitcoin for third parties." Please disclose whether USBTC has any current plans or intentions to hold any crypto assets for third parties in the future.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 142 to disclose that USBTC does not currently intend to hold any digital assets for third parties in the future.

Securities and Exchange Commission

April 17, 2023

King Mountain JV, page 133

29.	Please disclose the material terms of the King Mountain JV Senior Note, including repayment terms, principal events of default, and any security interests that the lenders may hold. Please clarify the nature of USBTC's assumption of the note, including whether the JV partner has also assumed the note.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 143, 144, 153, 154 and 175 to describe the material terms of the King Mountain JV Senior Note.

Anchorage, page 134

30.	We note your disclosure that the Refinanced Loan Agreement with Anchorage Lending CA, LLC is “repaid through profits generated from those certain USBTC miners underlying the security interest, as further specified in the Refinanced Loan Agreement...USBTC is not required to make a minimum monthly payment.” Please provide further disclosure regarding USBTC’s repayment obligations, including how profit from the relevant miners is determined, what would occur in the event that the relevant miners were rendered inoperative or generated lower profit than expected, what would constitute a payment default under the agreement and other relevant terms.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 144, 145 and 155 to provide further detail regarding USBTC’s repayment obligations with respect to the Refinanced Loan Agreement with Anchorage.

Cost of Electricity, page 145

31.	On page 146, if material, please disclose the amount of demand response payments netted within your costs of electricity for each period. If not material, separately tell us the amounts netted for each period.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 156 and 157 to disclose the amount of demand response payments for the applicable periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations of USBTC

Trends and Key Factors Affecting USBTC's Performance

Halving, page 145

Securities and Exchange Commission

April 17, 2023

32.	Please disclose the steps you are taking to address and/or mitigate the impacts of halving, as well as the potential impact of decreased rewards on revenues and economics of your business model.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 155 and 156 to disclose the steps USBTC is taking to address the potential impacts of halving.

Key Operating and Financial Indicators, page 146

33.	We note the trends and key factors affecting your performance discussed on page 145. Please include in the table on page 146 quantification of your key indicators for the network hash rate and difficulty, and the number of miners for each period presented to provide context and support trends in your key operating and financial indicators. If material, also disclose the number of miners that were non-operational in those periods.

The Company respectfully acknowledges the Staff’s comment and has revised the table on page 157 to include network hash rate, difficulty and the number of miners for each period.

The Company respectfully advises the Staff that USBTC management does not track the number of miners in the network as USBTC believes that it is not material given (i) network hash rate and difficulty, which are widely used data points in the industry, are sufficient indicators for the size and competitiveness of the Bitcoin network and provide investors with key performance indicators comparable across the industry and (ii) a calculation of this metric may not be accurate. The Company respectfully advises the Staff that any estimate of the number of miners in the network would have to take into account every single model type and their unique hash rate profile, which is extremely difficult to predict and not feasible to produce. For the foregoing reasons, the Company respectfully advises the Staff that the disclosure has not been revised to include this metric.

34.	Please balance your tabular disclosure and following narrative disclosures to include, with equal or greater prominence, the most comparable GAAP measure to Adjusted EBITDA. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 157 to clarify that Adjusted EBITDA is a non-GAAP figure and cite the applicable reconciliation to its most comparable GAAP measure.

35.	Please revise to include a breakeven analysis for USBTC’s mining operations or any other crypto assets that it earns or mines that compares the cost to earn or mine one crypto asset with the value of the crypto asset. Please provide a discussion of how USBTC expects the Business Combination to impact its breakeven analysis in the future. Also please apply this comment to the same or similar disclosures of Hut 8 throughout the filing, as applicable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 to discuss Hut 8’s breakeven analysis and on page 157 to discuss USBTC’s breakeven analysis.

Securities and Exchange Commission

April 17, 2023

Critical Accounting Policies and Significant Estimates, page 148

36.	Please revise your disclosure to provide the qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimates have had or are reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. In your revised disclosure discuss why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. See Item 303(b)(3) of Regulation S-K and Instruction 3 to Item 303(b).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure starting on page 163 to revise the critical accounting policies and estimates.

Digital Asset Mining, page 150

37.	Please expand your disclosure regarding USBTC's arrangements with mining pool operators to address the following:

•	Provide more detailed disclosure regarding each mining pool, including how each pool operates, the transaction fees paid and the amount of reward received from each pool.
•	Disclose the material terms of any service agreements with such providers, including the term and termination provisions thereof.
•	Clarify how USBTC calculates or verifies its proportion of the contributed computing power resulting in the amount of cryptocurrency awarded.

Also please apply this comment to the same or similar disclosures of Hut 8 throughout the filing, as applicable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 129 and 130 to discuss Hut 8’s participation in mining pools and on pages 161 and 162 to discuss USBTC’s participation in mining pools. In addition, the Company has revised the disclosure on page 139 to clarify how USBTC calculates or verifies its proportion of the contributed computing power resulting in the amount of Bitcoin awarded.

Securities and Exchange Commission

April 17, 2023

38.	Please briefly discuss whether USBTC's business strategy is to hold its crypto assets for investment or convert them into fiat currency immediately upon receipt or soon thereafter. Discuss the average period between receipt of USBTC's crypto assets and the subsequent conversion into fiat currency and quantify the fees incurred. Please revise to disclose whether USBTC has a specific policy for how it will determine when to sell crypto assets for fiat currency to fund operations or growth and through what exchange or if USBTC intends to hold its mining rewards for investment purposes. To the extent USBTC has an agreement with a third-party exchange for converting crypto assets to fiat currency, please disclose the material terms and file the agreement as an exhibit or tell us why this is not required by Item 601(b)(10) of Regulation S-K. Also please apply this comment to the same or similar disclosures of Hut 8 throughout the filing, as applicable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 to discuss Hut 8’s strategy regarding holding digital assets and on page 161 to discuss USBTC’s strategy regarding holding digital assets. With respect to the Staff’s comment regarding an agreement with a third-party exchange for converting digital assets to fiat currency, USBTC does not have an agreement with any such exchange for the sole purpose of converting digital assets to fiat currency. USBTC has entered into Coinbase’s customary prime-broker agreement to allow it to hold and trade its Bitcoin on the Coinbase exchange. This agreement is customary in the industry and does not contain any USBTC-specific provisions and is required to be entered into in the ordinary course of USBTC’s business. USBTC is also able to sell its digital assets through other exchanges, meaning the agreement with Coinbase can be easily replaced. As a result, the Company respectfully advises the Staff that it does intend to file the agreement as an Exhibit to the Amendment as the agreement has been entered into in the ordinary course and is not required to be filed under Item 601(b)(10) of Regulation S-K.

Hut 8 through Hut 8 Holdings Inc. entered into a digital asset execution agreement with NYDIG Execution LLC pursuant to which Hut 8 Holdings Inc. may instruct NYDIG Execution LLC to execute or arrange for the execution of certain Bitcoin transactions, including the sale of Hut 8’s Bitcoin in exchange for fiat currency. This agreement is customary in the industry and does not contain Hut 8-specific provisions and is required to be entered into in the ordinary course of Hut 8’s business. Hut 8 is also able to sell its digital assets through other exchanges, meaning the agreement with NYDIG Execution LLC can be easily replaced. As a result, the Company respectfully advises the Staff that it does not intend to file the agreement as an Exhibit to the Amendment as the agreement have been entered into in the ordinary course and is not required to be filed under Item 601(b)(10) of Regulation S-K.

Common Stock Valuations, page 152

39.	Please provide us your analysis supporting the decline in the fair value of USBTC common stock from $4.34 per share in March 2022 to $0.01 per share in August 2022. In your response also tell us why the exercise price of the options granted in August 2022 was reduced from the March 2022 exercise price of $4.34 per share to only $1.78 per share if the fair value of common stock at that time was $0.01 per share.

The Company acknowledges the Staff’s comment and USBTC respectfully advises the Staff that its analysis of the decline in the fair value is based on an independent report from a third-party valuation consultant, Economics Partners. The consultant recognized that USBTC raised its Series B-1 Preferred financing round relatively recently, with most commitments agreed to as of November 30, 2021. Since that time, equity valuations for the guideline public companies had declined between 80% - 90%, USBTC's debt balance had continued to increase, and USBTC had underperformed relative to its expectations. Given all of these changes since the financing round, USBTC's management determined, along with assistance from a third party, that it should decrease the fair value assessment of USBTC common stock from $4.34 per share in March 2022 to $0.01 per share in August 2022.

USBTC acknowledges the Staff’s comment on the exercise price of the options and respectfully advises the Staff the exercise price for these grants were based upon the fair market value associated with a preliminary 409(A) valuation report provided to the USBTC Board. The subsequent final 409(A) valuation report included the lower fair market valuation, and at that time, the USBTC Board decided not to change the original exercise prices.

Results of Operations, page 153

40.	Please discuss, including quantitatively where possible, all known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example that USBTC is currently subject to the Niagara Falls Litigation (page 46).

The Company acknowledges the Staff’s comment and USBTC respectfully advises the Staff that it believes all trends or uncertainties material to USBTC have been disclosed.

Securities and Exchange Commission

April 17, 2023

With respect to the Niagara Falls Litigation, USBTC has since entered into the Niagara Falls Settlement. As a result, USBTC has omitted any discussion of the Niagara Falls Litigation from its results of operation section.

The year ended June 30, 2022 compared to the period from December 4, 2020 (inception) through June 30, 2021, page 156

41.	It appears that the $3.8 million of payments to your officers disclosed in the last two paragraphs on page 162 may be included in the $5.3 million of cash payments to certain employees and advisors included in your one time cost non-GAAP adjustment. Please confirm whether this is true or not. Regardless, tell us how cash payments to current employees do not represent normal cash operating expenses similar to other cash compensation paid to your employees that should not be removed from non-GAAP performance measures under Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 167 to include a quantified break down of the one-time costs included in Adjusted EBITDA, including approximately $5.3 million in one-time cash payments made to certain employees and advisors related to their personal income tax obligations with respect to certain issuances of stock grants. This expense differs from USBTC’s stock-based compensation expense charged in connection with the grants. In summary, the one-time $6.3 million breaks down into: $1.0 million for the settlement with the Massachusetts regulators, $1.9 million accounted for in payroll for amounts paid to employees for tax obligations, and $3.4 million paid to advisors and consultants for tax obligations. USBTC respectfully advises the Staff that the $5.3 million in one-time cash payments made to certain employees and advisors do not represent normal cash operating expenses similar to other compensation given USBTC does not anticipate covering its employees and advisors tax obligations with respect to equity grants on a recurring basis. A table breaking down the one-time cash payments is below:

Employee tax obligations	1.9	m
Advisor tax obligations	3.4	m
Total tax payments	5.3	m
Mass settlement	1.0	m
Total one-time charges	6.3	m

Unaudited Pro Forma Condensed Combined Statement of Financial Condition, page 194

42.	Please consider revising the title of this section as your pro forma financial information is not limited to a statement of financial condition.

The Company respectfully acknowledges the Staff’s comment and has revised the title of the pro forma financial information section on page 210 to read “Unaudited Pro Forma Condensed Combined Financial Statements.”

Securities and Exchange Commission

April 17, 2023

43.	Please revise your introductory disclosure to also discuss the debt extinguishment transaction presented in Note 3 as required by Item 11-02(a)(2) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 210 to discuss the debt extinguishment transaction.

44.	Please tell us your consideration for presenting the Note 2 Acquisition Transaction Adjustments before the Note 3 Debt Extinguishment adjustments in your pro forma financial statements and including a subtotal column presenting the proposed business combination to differentiate it from the debt extinguishment.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 211, 212, 213 and 214 to reflect a subtotal column for the acquisition transaction followed by a column reflecting the debt extinguishment adjustments and USBTC’s acquisition of the joint venture.

45.	With respect to other transactions or events that have occurred such as the Niagara Falls litigation of USBTC and the shut down of Hut 8’s North Bay facility and the associated relocation of miners, please tell us your consideration for presenting Management's Adjustments under Item 11-02(a)(7) of Regulation S-X. In your response tell us whether the inclusion of pro forma adjustments for these events would enhance an understanding of the pro forma effects of your proposed transaction since we note these transactions are not included or discussed. If so, revise your presentation to provide Management' Adjustments or tell us why they are not warranted. If not, tell us why they would not enhance such an understanding.

The Company acknowledges the Staff’s comment and respectfully submits that Management Adjustments pursuant to Item 11-02(a)(7) may be presented at the discretion of management. USBTC has since entered into the Niagara Falls Settlement and has recorded all expenses and settlement charges related to the Niagara Falls Settlement in its December 31, 2022 results. As a result, management does not believe any adjustments as a result of the Niagara Falls Settlement would be material or enhance an understanding of the pro forma effects of the proposed transaction.

In addition, as the shutdown of Hut 8’s North Bay facility is an active dispute, Hut 8 management and USBTC management have decided not to present Management Adjustments for this matter. The North Bay matter is ongoing and Hut 8 is providing ongoing and timely disclosure updates to ensure investors are well informed about the situation as it develops.

Unaudited Pro Forma Combined Statement of Operations, page 196

46.	Please revise pages 196 and 197 to present historical basic and diluted per share amounts and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Item 11-02(a)(9)(i) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 213 and 214 to reflect the historical basic and diluted per share amounts and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statements of operations.

Securities and Exchange Commission

April 17, 2023

Note 1. Basis of Presentation, page 198

47.	You disclose that New Hut elected not to present Autonomous Entity Adjustments. We note that under Item 11-02(a)(6) of Regulation S-X, you must include adjustments that depict the registrant as an autonomous entity if the conditions in Item 11-01(a)(7) are met (i.e., the registrant previously was a part of another entity and such presentation is necessary to reflect operations and financial position of the registrant as an autonomous entity). As the presentation of Autonomous Entity Adjustments is not optional, please revise your disclosure to remove the indication that you elected not to provide them.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 215 regarding Autonomous Entity Adjustments as the Company was not previously part of another entity.

Note 2. Business Combination Transaction Adjustments, page 199

48.	In the introduction to the table in pro forma adjustment a) you disclose that you determined the purchase using the share price as of February 10, 2023, but in the table you disclose that the price is as of February 6, 2022. Please revise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to determine the purchase using the share price as of the latest practicable date prior to the date of the filing.

49.	Please disclose in more detail how you determined the adjustment to depreciation and amortization expenses. For example, explain how you changed the method of depreciation and/or useful lives of the assets.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 218 to disclose in more detail the quantification of the adjustment to depreciation and amortization expense. Hut 8 had historically estimated the expected useful life of its mining infrastructure to be 6-10 years, and mining servers to be two years. In an effort to align with USBTC’s depreciation and amortization policies and useful life estimates, the estimated lives have been updated to align with the useful life assessments of USBTC. The change has been retrospectively applied to the periods covered in the pro forma statement of operations.

Securities and Exchange Commission

April 17, 2023

50.	Please tell us how your pro forma statement of financial position presents current and deferred income taxes. In your response explain why there are no apparent pro forma adjustments for income taxes and reference for us the authoritative literature you rely upon to support your position.

The Company acknowledges the Staff’s comment and respectfully submits that in accordance with paragraph 805-740-25-2 of ASC Topic 805 Business Combinations, an accounting acquirer shall recognize a deferred tax asset or deferred tax liability arising from the assets acquired and liabilities assumed in a business combination and shall account for the potential tax effects of temporary differences, carryforwards, and any income tax uncertainties of an acquiree that exist at the acquisition date, or that arise as a result of the acquisition, in accordance with the guidance in Subtopic 740-10 together with the incremental guidance provided in this Subtopic. In reference to note 2(a) of the pro forma financial information, the Company has concluded on a preliminary basis that the only temporary differences that arise as a result of the acquisition would be fair value increments of the digital assets held by Hut 8, resulting in an increase in the amount by which the accounting basis of the digital assets exceeds the tax basis of the digital assets, thereby increasing the deferred tax asset balance. However, the Company considers that a deferred tax asset position should be fully provided under valuation allowance given the Company does not believe it has the ability to utilize the benefits of such deferred tax assets going forward. Thus, there is no adjustment made to the deferred tax balances.

Note 3. Adjustment for USBTC debt extinguishment, page 201

51.	Please explain to us why the pro forma footnotes do not include any impact to your revenues and related costs given that you exchanged miners with the finance company. Refer to Item 11-02(a)(11)(i) of Regulation S-X. Please also disclose the number of miners exchanged.

The Company acknowledges the Staff’s comment and respectfully submits that USBTC has recently taken steps to restructure its overall financing situation. As part of the restructuring, USBTC extinguished the original debt under the Credit Agreement with NYDIG in February 2023 by returning approximately 19,000 miners which were previously deployed to generate revenue. USBTC also restructured its debt under the Refinanced Loan Agreement with Anchorage in February 2023 and partially as a result of this, an additional approximately 21,000 miners are or have been deployed to generate revenue. Given the number of miners which were returned in the NYDIG settlement and the new miners deployed in connection with the Anchorage refinancing effectively offset the revenue generating capacity, USBTC maintains that no adjustment is required as the revenue generating capability would be preserved (on a net basis). Furthermore, the expense base to run those miners will be ongoing. As such, the pro forma footnotes do not include any impact to the company’s revenue and related cost.

Note 4. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP

52.	We note that the tables all state that the amounts are in thousands of U.S. dollars. It appears that only the amounts in the last column of the tables are in U.S. dollars and the other columns are in Canadian dollars. If true, please revise to clarify.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 220, 221, 222 and 223 to clearly indicate the currency of each of the columns presented.

Securities and Exchange Commission

April 17, 2023

53.	Please disclose the basis for the conversion from Canadian dollars to U.S. dollars.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 219 to describe the basis for the conversion.

54.	For U.S. GAAP purposes, you classify Hut 8's cryptocurrency in current assets. Please tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20.

The Company acknowledges the Staff’s comment and respectfully submits that Hut 8 noted that current asset classification requires such asset to be reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business, which is generally expected to be 12-months unless stated otherwise. In respect of the definition, Hut 8 asserts that while Hut 8 prefers to hold on to its Bitcoin holdings, Hut 8 has the expectation that some of the digital assets will be realized in cash or otherwise sold. As Hut 8 periodically sells Bitcoin as part of meeting its ongoing obligations within the normal operating cycle, it considers the Bitcoin holdings to be a relatively liquid component of its capital that can be used as a margin or buffer for meeting obligations in the normal operating cycle. As Hut 8 considers these holdings to be an element of its working capital, Hut 8 has classified the holdings as current assets.

55.	We note that you made a U.S. GAAP adjustment to reverse the impact of applying the revaluation model for cryptocurrency under IFRS as the revaluation model is prohibited under U.S. GAAP and any impairment losses recognized cannot be subsequently reversed. With respect to the accounting for impairment under U.S. GAAP please address the following and reference for us the authoritative literature you rely upon to support your accounting:

•	Briefly disclose Hut 8's accounting policy for impairment of cryptocurrency under U.S. GAAP.

•	Disclose the timing of the assessment. Tell us whether you considered using the lowest intraday amount. Refer to ASC 350-30-35-18B.

•	Tell us the market(s) you use to determine the quoted price used to assess impairment for Hut 8's cryptocurrency holdings.

•	Tell us how you identified the principal markets. Explain to us the process you undertook to evaluate the various exchanges on which Hut 8 trades and how this process and ultimate conclusion conforms to the guidance in ASC Topic 820 and ASC 820-10-35-5A.

The Company acknowledges the Staff’s comment and respectfully submits the following information regarding the accounting for impairment under U.S. GAAP as applicable to Hut 8.

Accounting Policy

Digital assets (Bitcoins) are accounted for as intangible assets with indefinite useful lives and are recorded at cost less impairment in accordance with ASC 350 – “Intangibles-Goodwill and Other.” An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Whenever the exchange-traded price of digital assets declines below its carrying value, Hut 8 has determined that it is more likely than not that an impairment exists and records impairment equal to the amount by which the carrying value exceeds the fair value at that point in time. Hut 8 has deemed the price of digital assets to be a level two input under the ASC 820 - “Fair Value Measurement” hierarchy as there are multiple observable inputs (exchanges) that provide slightly differing benchmarks of digital asset value. Subsequent reversal of impairment losses is not permitted.

Securities and Exchange Commission

April 17, 2023

Timing of assessment

Hut 8 considers that an indicator of impairment exists whenever the exchange-traded price of digital assets declines below its carrying value. With reference to ASC 350-30-35-18B, the Company is utilizing the lowest intraday U.S. Dollar value per Bitcoin, rather than a closing rate.

Principal market determination

The digital assets (Bitcoin) held by Hut 8 were not frequently traded on any particular market. A fair value measurement under ASC 820 - “Fair Value Measurement” for an asset assumes that the asset is exchanged in an orderly transaction between market participants either in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset (ASC 820-10-35-5). The fair value of the assets within Hut 8 were determined using the price of Bitcoin provided by Coinbase, which is considered to be in alignment with USBTC who have determined that Coinbase would be their principal market.

56.	We note that you reflect no U.S. GAAP adjustments to the Hut 8 financial statements for the recognition of revenue. Please provide us with a thorough accounting analysis, including what literature applies to these arrangements (e.g., ASC 842, ASC 606, ASC 460, etc.). To the extent ASC 606 is the applicable guidance, please ensure your analysis describes, in appropriate detail, your application of the five steps in ASC 606 and cites the authoritative literature supporting that application. Also ensure your analysis highlights significant accounting judgments you made and the alternatives, if any, that you considered and rejected. In your response, specifically address the following for Hut 8's self-mining:

•	Provide us a representative sample of the contracts with Hut 8's customers for self-mining.

•	Substantiate how the provision of computing power to the mining pool is Hut 8's sole performance obligation.

•	Tell us the types of cryptocurrencies mined by Hut 8 (for example, bitcoin, ethereum, etc.).

•	Tell us whether there are any penalties for contract termination by either party. Tell us what happens if Hut 8 cancels midterm. Also explain whether Hut 8 can withdraw computing power midterm and reinstitute it later that same day.

•	Tell us how you determine contract inception.

Securities and Exchange Commission

April 17, 2023

•	Tell us the payment terms for cryptocurrencies earned from the mining pool operator, including identifying the form of consideration (including the type of cryptocurrency), how the amount of consideration is determined, and when Hut 8 is paid.

•	Explain the timing of when Hut 8 measures the value of any non-cash consideration under ASC 606-10-32-21.

•	Explain the application of any variable consideration constraints.

•	Tell us the market used to value the non-cash consideration and how it was determined. Explain to us whether this is your principal market.

The Company acknowledges the Staff’s comment and respectfully submits the following information regarding the accounting for service revenue under ASC 606 as applicable to Hut 8.

Scoping of contract

Hut 8’s main business is digital asset mining, with a focus on Bitcoin mining, which includes contributing hash rate power to certain mining pools (each, a “Pool”). Mining is the process of verifying digital asst transactions by solving a computationally difficult encrypted code, called a “hash.” The hash rate is the number of attempts at solving the encryption code the equipment can process per second. Miners use equipment that produces a high hash rate, as it results in more attempts at solving the encrypted code. When a miner is successful in solving the code, a block containing transactions is validated and incorporated into the blockchain resulting in an economic incentive payment for the miner.

In respect of the applicability of ASC 842 Leases, Hut 8 acknowledges that under ASC 842-10-15-3 a contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. Hut 8 considers that the service contract signed with the Pool does not qualify as such given the commitment in the contract is to provide hash rate power to the Pool, but there is no specific asset being identified to provide such hash rate power. To the extent that Hut 8 has different miners there is no commitment to use any particular miner to provide such hash rate power for mining purposes. As such, Hut 8 considers that, due to lack of a specified asset, the contract would fall outside the scope of ASC 842.

In respect of the applicability of ASC 460 Guarantees, Hut 8 considers that it is outside of the scope of this topic considering the scope of this topic stated in ASC 460-10-15-4. The service contract does not provide a guarantee of payment based on change in an underlying (that is related to an asset, a liability, or an equity security of the guaranteed party), failure to perform, indemnification or indirect guarantees of indebtedness of others.

As a result, Hut 8 considers that the service contract should be within the scope of ASC 606 and further analysis under the five steps model has been performed.

Securities and Exchange Commission

April 17, 2023

Assessment under ASC 606 Revenue from contracts with customers

The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

In identifying the contract, ASC 606-10-25-1 requires the following criteria to be met before revenue is recognized:

a.	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

b.	The entity can identify each party’s rights regarding the goods or services to be transferred.

c.	The entity can identify the payment terms for the goods or services to be transferred.

d.	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

e.	It is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession (see paragraph 606-10-32-7).

The accounting standard requires that contracts be combined if they are entered into at or near the same time with the same customer (or affiliate of the customer) if they meet the following criteria:

•	The contracts are negotiated as a package with a single commercial objective.

•	The amount of consideration to be paid in one contract depends on the price or performance of another contract.

•	The goods and services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation.

Step 1 also requires determination of the duration of the contract to apply the new revenue standard. PricewaterhouseCoopers LLP (“PWC”) provides the following guidance on that assessment:

“Reporting entities should consider termination clauses when assessing contract duration. If a contract can be terminated early for no compensation, enforceable rights and obligations would likely not exist for the entire stated term. The contract may, in substance, be a shorter-term contract with a right to renew. In contrast, a contract that can be terminated early, but requires payment of a substantive termination penalty, is likely to have a contract term equal to the stated term. This is because enforceable rights and obligations exist throughout the stated contract period.

Securities and Exchange Commission

April 17, 2023

We believe that termination penalties could take various forms, including cash payments or the transfer of an asset to the vendor. Additionally, a payment need not be labelled a "termination penalty" to create enforceable rights and obligations. For example, a substantive termination penalty might exist if a customer must repay a portion of an upfront discount if the customer terminates the contract.

Management should apply judgment in determining whether a termination penalty is substantive. There are no "bright lines" for making this assessment. The objective is to determine the period over which the parties have enforceable rights and obligations. Factors to consider, among others, include the business purpose for contract terms that include termination rights and related penalties and the reporting entity's past business practices.

A reporting entity should not account for termination rights that do not have substance, similar to any other non-substantive contract provision. For example, a termination right may not have substance if it allows a customer to cancel a contract that has been paid in full, but does not require the vendor to refund any consideration upon cancellation.”

Step 1 Analysis

Based on the facts and circumstances as described above, the delivery of hash rate power to the Pool is governed by a written contract with the mining pool operator, executed electronically. Hut 8 provides the computing power to the Pool and the Pool then uses the hash rate contributed to mine the Bitcoin network. By combining hash rate together in a Pool, it increases the likelihood of being successful in solving a block and being rewarded. In exchange, the Pool has a written commitment to pays out miners for their hash rate contribution. The benefit for miners is a more stable and secure stream of payment, versus trying to compete directly by attempts to be the first to solve the stated algorithm that identifies a block (a verified transaction) in exchange for cryptocurrency awarded by the system where payment is not guaranteed. The services required by the customer and consideration payable are specified by the terms of the contract between the customer (the Pool) and the service provider (Hut 8), and collectability of contract consideration is assured.

Based on the facts and circumstances of our relationships with the mining pool operators, we concluded that the contract arises at the point that Hut 8 provides the hash rate power to the Pool. While Hut 8 has no obligation to perform (no commitment) and can exit the Pool or the contract at any time without any penalty, when it does provide hash rate power it has a right to consideration payable by the Pool for the agreed amount of cryptocurrency. The Pool’s payment obligation arises upon the provision of hash rate power. As such, the Pool is obligated to pay Hut 8 only when hash rate power has been supplied. This is further reinforced by the fact that Hut 8 can withdraw hash rate power midday and reinstate it on the same day at will given that Hut 8 does not commit to the Pool on providing any hash rate power on a particular day.

Securities and Exchange Commission

April 17, 2023

These types of arrangements with a Pool are customary within the cryptocurrency industry, and Hut 8 concluded that such arrangements meet all of the criteria set forth in 606-10-25-1 to be considered a contract.

Step 2: Identify the performance obligations in the contract

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. In identifying the performance obligations in a contract, ASC 606-10-25-14 provides the following guidance:

“At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a.	A good or service (or a bundle of goods or services) that is distinct.

b.	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer (see paragraph 606-10-25-15).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.”

Step 2 Analysis

Hut 8 is in the business of providing the service of contributing hash rate from its miners to the Pool. The Pool then uses the hash rate contributed to mine the Bitcoin network. Most digital asset mining pools work similarly in that the service miners are providing is contributing hash rate (instead of mining the Bitcoin network directly). By combining hash rate together in a Pool, it increases the likelihood of being successful in solving a block and being rewarded. In exchange, the Pool retains part of the reward and pays out to the miners for their hash rate contribution. The benefit for miners is a more stable and secure stream of payment, versus trying to compete directly where payment is not guaranteed.

Therefore, the key distinction is that the actual performance obligation for Hut 8 is not mining directly on the Bitcoin network themselves, but rather to provide hash rate to the Pool. As an example, contracts may provide the following terms:

“… (the Pool) will directly compensation Hut 8 for its SHA-265 Hash rate in BTC…”

Securities and Exchange Commission

April 17, 2023

Hence Hut 8 concludes that the sole performance obligation identified in accordance with ASC 606-10-25-14 would be the promise to “contribute hash rate power” to the Pool, given that Hut 8 does not provide any other services or promises to the Pool.

Step 3: Determine the transaction price

The next step is to determine the transaction price. ASC 606-10-32-2 through 32-4 provide the following guidance on determining the transaction price:

ASC 606-10-32-2

An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

ASC 606-10-32-3

The nature, timing, and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:

a.	Variable consideration (see paragraphs 606-10-32-5 through 32-10 and 606-10-32-14);

b.	Constraining estimates of variable consideration (see paragraphs 606-10-32-11 through 32-13);

c.	The existence of a significant financing component in the contract (see paragraphs 606-10-32-15 through 32-20);

d.	Noncash consideration (see paragraphs 606-10-32-21 through 32-24); and

e.	Consideration payable to a customer (see paragraphs 606-10-32-25 through 32-27).

ASC 606-10-32-5 through 32-7 provides the following guidance on assessing whether the transaction price includes variable consideration:

If the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer.

An amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The promised consideration also can vary if an entity’s entitlement to the consideration is contingent on the occurrence or nonoccurrence of a future event. For example, an amount of consideration would be variable if either a product was sold with a right of return or a fixed amount is promised as a performance bonus on achievement of a specified milestone.

Securities and Exchange Commission

April 17, 2023

The variability relating to the consideration promised by a customer may be explicitly stated in the contract. In addition to the terms of the contract, the promised consideration is variable if either of the following circumstances exists:

a.	The customer has a valid expectation arising from an entity’s customary business practices, published policies, or specific statements that the entity will accept an amount of consideration that is less than the price stated in the contract. That is, it is expected that the entity will offer a price concession. Depending on the jurisdiction, industry, or customer this offer may be referred to as a discount, rebate, refund, or credit.

b.	Other facts and circumstances indicate that the entity’s intention, when entering into the contract with the customer, is to offer a price concession to the customer.

With respect to the considerations surrounding constraining estimates of variable consideration, the following guidance is provided:

ASC 660-10-32-11

An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

ASC 660-10-32-12

In assessing whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty related to the variable consideration is subsequently resolved, an entity shall consider both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following:

a.	The amount of consideration is highly susceptible to factors outside the entity’s influence. Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service.

b.	The uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

c.	The entity’s experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value.

Securities and Exchange Commission

April 17, 2023

d.	The entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

e.	The contract has a large number and broad range of possible consideration amounts.

Step 3 Analysis

The transaction consideration in Hut 8’s agreements with the Pools are all variable. The transaction consideration is generally determined based on the Full Pay-Per-Share (“FPPS”) or Pay-Per-Share+ (“PPS+”) payment method whereby Hut 8 gets paid based on the percentage of hash rate power contributed to the Pool multiplied by the FPPS fee rate / PPS+ fee rate which is determined by the expected return based on a formula established by the Pools. In addition, the Pool calculates either a standard transaction fee within a certain period of time (e.g. 24-hour period) and distributes it to Hut 8 based on the percentage of hash rate power contributed under the FPPS model, or a share of actual transaction fees under the PPS+ model.

Considering that the transaction consideration is based on the percentage of hash rate power contributed to the pool relative to the total power at the time which is highly uncertain, Hut 8 considers that it is a form of variable consideration that is constrained and that the constrain would only be resolved upon confirmation from the Pool on Hut 8’s share of the rewards, which usually happens once a day. Furthermore, Hut 8 noted that there is no significant financing component in these transactions.

The digital assets (Bitcoin) received in exchange for Hut 8’s contribution of hash rate power represents noncash consideration under ASC 606. PwC provides the following guidance in their revenue publication:

ASC 606 specifies that the measurement date for noncash consideration is contract inception, which is the date at which the criteria in ASC 606-10-25-1 are met. Changes in the fair value of noncash consideration after contract inception are excluded from revenue. Management should also consider the accounting guidance in ASC 815, Derivatives and Hedging, to determine whether an arrangement with a right to noncash consideration contains an embedded derivative.

Management should apply the applicable guidance to account for noncash consideration upon receipt. For example, financial instruments guidance would apply if the consideration is in the form of shares. It might be necessary to recognize an immediate impairment if the noncash consideration is received after contract inception and the value of the noncash consideration has subsequently decreased. If a reporting entity satisfies a performance obligation in advance of receiving noncash consideration, management should consider whether the resulting contract asset or receivable is impaired if the value of the noncash consideration subsequently decreases.

Changes in the fair value of noncash consideration can relate to the form of the consideration or to other reasons. For example, an entity might be entitled to receive equity of its customer as consideration, and the value of the equity could change before it is transferred to the entity. Changes in the fair value of noncash consideration that are due to the form of the consideration are not subject to the constraint on variable consideration.

Securities and Exchange Commission

April 17, 2023

Noncash consideration that is variable for reasons other than only the form of the consideration is included in the transaction price, but is subject to the constraint on variable consideration. For example, a reporting entity might receive noncash consideration upon reaching certain performance milestones. The amount of the noncash consideration varies depending on the likelihood that the reporting entity will reach the milestone. The consideration in that situation is subject to the constraint, similar to other variable consideration.

Judgment may be needed to determine the reasons for a change in the value of noncash consideration, particularly when the change relates to both the form of the consideration and to the reporting entity’s performance. ASC 606 specifies that if there is variability due to both the form of the consideration and other reasons, a reporting entity should apply the variable consideration guidance only to the variability resulting from reasons other than the form of the consideration.

The company considers that the digital assets received are noncash consideration and thus must be included in the transaction price at fair value at the inception of the contract – when Hut 8 begins providing hash rate power to the Pool, which would be each day when Hut 8 decides to provide hash rate power to the Pools. Fair value is determined for each award by the closing price of the digital assets using Coinmarketcap for the day’s entitlement, considering that the company sells its Bitcoin holdings in various markets (including OTC markets), and therefore a principal market of which Hut 8 normally enters into a transaction to sell the asset would not have existed. As such, Hut 8 has used Coinmarketcap to determine the price of Bitcoin such that the amount would be representative of Bitcoins traded in the market. As management also noted that the difference in the amount recognizable as revenue would not have been significantly different using Coinbase as the principal market to determine the fair value of noncash consideration in order to align with USBTC’s accounting policy and as such, no further adjustment was made. As Hut 8 classifies its cryptocurrency holding as intangible assets, Hut 8 periodically evaluates it for impairment and will, if appropriate recognizes impairment losses once it has determined that it is more likely than not that an impairment of such assets has occurred.

Step 4: Allocate the transaction price to the performance obligations in the contract

ASC 606-10-32-28 provides that the objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer.

Step 4 Analysis

Considering that there is only a single performance obligation under the revenue contract – the provision of hash rate power, as such, all consideration for a given contract with a Pool is allocated to the hash rate power provided by Hut 8.

Securities and Exchange Commission

April 17, 2023

Step 5: Recognize revenue when the company satisfies a performance obligation

Finally, to recognize revenue Hut 8 has assessed when it satisfies a performance obligation by transferring a promised good or service to a customer. Under this step, Hut 8 must determine whether the performance obligation is satisfied at a point in time or over time.

ASC 606 provides the following guidance on assessing whether a performance obligation is satisfied over time:

ASC 606-10-25-27

An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see paragraphs ASC 606-10-55-5 through 55-6).

b.	The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see paragraph ASC 606-10-55-7).

c.	The entity’s performance does not create an asset with an alternative use to the entity (see paragraph ASC 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see paragraph ASC 606-10-25-29).

ASC 606-10-25-30

If a performance obligation is not satisfied over time in accordance with paragraphs ASC 606-10-25-27 through 25-29, an entity satisfies the performance obligation at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity shall consider the guidance on control in paragraphs ASC 606-10-25-23 through 25-26. In addition, an entity shall consider indicators of the transfer of control, which include, but are not limited to, the following:

a.	The entity has a present right to payment for the asset—If a customer presently is obliged to pay for an asset, then that may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset in exchange.

b.	The customer has legal title to the asset—Legal title may indicate which party to a contract has the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset or to restrict the access of other entities to those benefits. Therefore, the transfer of legal title of an asset may indicate that the customer has obtained control of the asset. If an entity retains legal title solely as protection against the customer’s failure to pay, those rights of the entity would not preclude the customer from obtaining control of an asset.

Securities and Exchange Commission

April 17, 2023

c.	The entity has transferred physical possession of the asset—The customer’s physical possession of an asset may indicate that the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset or to restrict the access of other entities to those benefits. However, physical possession may not coincide with control of an asset. For example, in some repurchase agreements and in some consignment arrangements, a customer or consignee may have physical possession of an asset that the entity controls. Conversely, in some bill-and-hold arrangements, the entity may have physical possession of an asset that the customer controls. ASC Paragraphs 606-10-55-66 through 55-78, 606-10-55-79 through 55-80, and 606-10-55-81 through 55-84 provide guidance on accounting for repurchase agreements, consignment arrangements, and bill-and-hold arrangements, respectively.

d.	The customer has the significant risks and rewards of ownership of the asset—The transfer of the significant risks and rewards of ownership.

e.	Ownership of an asset to the customer may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. However, when evaluating the risks and rewards of ownership of a promised asset, an entity shall exclude any risks that give rise to a separate performance obligation in addition to the performance obligation to transfer the asset. For example, an entity may have transferred control of an asset to a customer but not yet satisfied an additional performance obligation to provide maintenance services related to the transferred asset.

f.	The customer has accepted the asset—the customer’s acceptance of an asset may indicate that it has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. To evaluate the effect of a contractual customer acceptance clause on when control of an asset is transferred, an entity shall consider the guidance in paragraphs 606-10-55-85 through 55-88.

Step 5 Analysis

The performance obligation is fulfilled over time as Hut 8 provides the hash rate power considering that once the hash rate power is contributed, it is in control of the Pool to decide how it should be used. However, Hut 8 cannot recognize revenue until confirmation from the Pool is received as recognition of the variable consideration is constrained. Once the confirmation is received Hut 8’s performance is complete and its consideration is ascertainable. As such, Hut 8 records its share of the digital assets receivable by the Pool when confirmation of the Pool is received which is generally on a daily basis, based upon the daily contributions of hash rate to the Pool. Generally, the Pool would settle the receivable within the day.

57.	Please tell us why there is no income tax impact of GAAP adjustments on the historical statement of operations for Hut 8 for the three months ended September 30, 2022 and no apparent US GAAP income tax adjustments on the historical statement of financial condition at September 30, 2022.

The Company acknowledges the Staff’s comment and respectfully submits that overall, Hut 8 had a historical carryforward of losses of which Hut 8 has fully provided for by a valuation allowance. As a result of that, to the extent that any deferred tax impact does not result in consuming the entire deferred tax asset balance, it would not be recognized on the statement of operation and statement of financial condition.

Securities and Exchange Commission

April 17, 2023

Specifically for Plant and Equipment, as described in note 4(b) of the pro forma financial statements, a GAAP adjustment was included to reflect the difference between IFRS and U.S. GAAP whereby reversal of impairment losses are prohibited under U.S. GAAP. Impairment loss reversals previously recognized under IFRS are reversed for US GAAP. This difference impacts the carrying amount of Property and Equipment, with a corresponding impact to in depreciation expense in the statement of operations.

For the statement of financial condition, this would result in a decrease in the Property and Equipment balance which would trigger an increase in the deferred tax asset balance which would then be fully provided for by a valuation allowance. On the contrary the decrease in depreciation expense in the statement of operations would result in a slight decrease in the deferred tax asset balance. However, given the magnitude of these changes, this does not result in a net additional deferred tax impact (net of valuation allowance).

As for holdings of Digital assets (Bitcoins), as described in note 4(a) of the pro forma financial statements, a GAAP adjustment was included to reverse the impact of applying the revaluation model for cryptocurrency under IFRS as the revaluation model is prohibited under U.S. GAAP and any impairment losses recognized cannot be subsequently reversed. The result is a decrease in the accounting cost base of the cryptocurrency as at December 31, 2022 and the related impacts on impairment of cryptocurrency and revaluation of cryptocurrency in the statement of operations.

For the statement of financial condition, the resulting decrease in the Digital asset balance would trigger an increase in the deferred tax asset balance which would then be fully provided for by a valuation allowance. On the contrary the impairment expense recognized in the statement of operations would result in a slight decrease in the deferred tax asset balance. However, given the magnitude of these changes, this does not result net additional deferred tax impact (net of valuation allowance).

In respect of the warrant liabilities, Hut 8 has previously concluded that the revaluation of the warrant liability would result in a permanent difference. As such, the US GAAP adjustments performed to reclassify the warrant liability into permanent equity and reversal of all previous impact in the statements of operations would therefore not result in any impact to the deferred tax position.

58.	Regarding adjustment 4(c), please tell us why there is no warrant liability under US GAAP at either the Hut 8 level or at the combined pro forma level. In your response specifically clarify whether the warrants are exercisable in Canadian dollars or U.S. dollars and the impact this has on your classification at either the Hut 8 or combined pro forma level.

The Company acknowledges the Staff’s comment and respectfully submits that the warrants grant the warrant holders the right to subscribe to Hut 8’s common shares by paying a cash consideration as the exercise price. In certain circumstances where Hut 8’s shares are not registered under the Securities Act, the warrant settlement can be affected through a cashless exercise (i.e. net share settlement), which essentially reduces the number of shares settled by an amount that compensates for the lack of payment in exercise price. The number of shares to be deducted would be based on a volume-weighted average price of the 5-days preceding the date of share issuance.

Securities and Exchange Commission

April 17, 2023

If a share is net share settled, this variability would not preclude it from being equity classified in accordance with ASC 815-40-25-4. For a share-settled contract to be classified as equity, each of the additional conditions in ASC 815-40-25-10 must be met to ensure that the issuer has the ability to settle the contract in shares, of which Hut 8 has assessed and concluded that the warrants would satisfy all of the conditions required.

Further, the outstanding warrants that are subject to the terms of the warrant indenture provide the option for Hut 8 to purchase warrants from the open market from time to time, which is solely within the control of Hut 8. There are no other conditions in the warrant that indicate the instrument can be redeemed by other parties or events that are outside of Hut 8's control. As such, the warrants are classified as permanent equity, with no subsequent remeasurement.

In respect of the currency for exercising the warrants, the warrants are exercisable by payment of a strike price that is denominated in Canadian dollars, being the lawful money of Canada. Hut 8 noted that in accordance with ASC 815-40-15-7I an equity-linked financial instrument incurs an exposure to changes in currency exchange rate if the instrument’s strike price is denominated in a currency other than the functional currency of the issuer. Considering that Hut 8’s functional currency is Canadian dollars based on an assessment of facts and circumstances as required under ASC 830-10-55-3 through 55-7, Hut 8 is of the view that ASC 815-40-15-7I would not be applicable and thus would not procure the warrants from being equity classified.

In the contrary, upon completion of the transaction as the Hut warrants would be converted into New Hut warrants of which New Hut has a functional currency of U.S. dollar, this would result in a reclassification to financial liability due to failing the ASC 815-40-15-7I and the pro forma statements have been updated to reflect that.

Financial Statements of USBTC

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition

Cryptocurrency mining, page F-9

59.	Please address the following related to your cryptocurrency mining revenue recognition. In your response, where appropriate, reference for us the authoritative literature you rely upon to support your accounting:

•	Provide us with the contracts you have with each of your mining pool operators.

•	Tell us specifically how you determine contract inception for each mining pool contract.

Securities and Exchange Commission

April 17, 2023

•	Tell us the payment terms from each mining pool operator. Explain to us the method you use to estimate variable consideration in your arrangements and how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13. Also describe for us the agreed-upon calculation that measures the bitcoin that could have been mined with your contributed hashrate.

•	In your disclosure, clarify whether just the transaction fee or all of the consideration received for your mining pool activities is variable and whether it is constrained.

•	You disclose that you measure consideration received at fair value by using the quoted price of the related cryptocurrency at contract inception and you also disclose that you value the non-cash consideration at fair value when notified of the earnings. Please reconcile and revise as necessary and tell us how you considered ASC 606-10-32-21 which requires noncash consideration to be measured at contract inception.

•	Tell us why it is appropriate to deduct operating fees to the mining pool operator from revenue. Clarify whether the single amount (i.e., the net fees received) represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with you.

•	Tell us your accounting for the receivables denominated in cryptocurrencies.

The Company respectfully acknowledges the Staff’s comments with respect to the USBTC’s cryptocurrency mining revenue recognition.

In response to the Staff’s comment, the Company has attached Exhibit  A to this Response Letter, which are USBTC’s contracts (or terms of service where a contract does not exist) with each of its mining pool operators.

The Company respectfully advises the Staff that USBTC’s mining pool operators have contract periods of either one hour or one day depending on the mining pool operator. USBTC’s mining pool operators calculate the consideration owed to USBTC by measuring the proportion of total computing power provided by USBTC to the mining pool in the contract period (whether hourly or daily), to the total computing power of the bitcoin network in the same period, which is publicly available information. USBTC views contract inception as the point in any period (hourly or daily) in which USBTC begins to provide computing power because USBTC only has an enforceable right to payment in a period in which USBTC provides computing power (ASC 606-10-25-3). A contract would not exist, and would be wholly underperformed in an hourly/daily period in which USBTC did not provide any computing power, as both parties have a unilateral right to terminate without compensation, no services have been transferred (in that specific period), and USBTC has not received and is not entitled to receive any consideration (ASC 606-10-25-4).

In response to the Staff’s comment, the disclosure on pages F-14, F-42 and F-43 has been revised to discuss USBTC’s payment terms with its mining pool operators. In addition, the disclosure has been revised on (i) pages F-14 and F-43 to state all consideration is variable and constrained until it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and (ii) pages F-14 and F-43 to state noncash consideration is measured at fair value at contract inception.

The Company respectfully advises the Staff that USBTC’s pool operator fees are charged to cover costs to maintain the pool and are not specific to activities it must undertake to fulfill its obligations to USBTC. Pool operator fees are only charged by one of the pool operators USBTC has transacted with. Pool operator fees are a percentage of the gross Bitcoin earned by USBTC, and therefore vary with the amount of BTC earned. Additionally, for PPS+ transaction fees which are success based, no pool operator fees would be owed if USBTC did not earn any BTC in the period.

Securities and Exchange Commission

April 17, 2023

The Company further advises the Staff that receivables denominated in digital assets are measured at the fair value of the underlying Bitcoin using quoted prices from USBTC's principal market. These receivables are collected within 24 hours of being generated.

60.	You disclose that your enforceable right to compensation only begins when you provide computing power to the mining pool operator, and exists in any period that you provide computing power (hourly or daily period depending on the mining pool operator). Please address how this disclosure reconciles with your determination of the timing of contract inception. In circumstances when you are not performing at the beginning of each hour / day but commence performance at some point within the hour / day, please clarify for us when contract inception occurs. Refer, for example, to ASC 606-10-25-4. Similarly, if you start and stop performing more than one time within an hour / day, tell us what constitutes contract inception and how many contracts you have during that hour. Further, if you provide continuous performance across more than one hour / day, tell us what constitutes contract inception and contract duration and the reasons why. Please cite the relevant ASC 606 guidance that supports your determination.

The Company acknowledges the Staff’s comment and USBTC respectfully advises the Staff that contract inception is the point in any period (hourly or daily) in which USBTC begins to provide computing power because USBTC only has an enforceable right to payment in a period in which USBTC provides computing power (ASC 606-10-25-3). A contract would not exist, and would be wholly underperformed in an hourly/daily period in which USBTC did not provide any computing power, as both parties have a unilateral right to terminate without compensation, no services have been transferred (in that specific period), and USBTC has not received and is not entitled to receive any consideration (ASC 606-10-25-4).

If USBTC stops and starts contributing computing power in an hourly/daily period, only one contract still exists as USBTC has already started to transfer computing power to the pool, and is entitled to receive consideration from the point it initially began providing the computing power within that hourly/daily period.

Hosting services, page F-10

61.	Please tell us the material rights and obligations of the parties to your hosting transactions. Provide us with a thorough accounting analysis, including what literature applies to these arrangements (e.g., ASC 842, ASC 606, ASC 460, etc.). To the extent ASC 606 is the applicable guidance, please ensure your analysis describes, in appropriate detail, your application of the five steps in ASC 606 and cites the authoritative literature supporting that application. Also ensure your analysis highlights significant accounting judgments you made and the alternatives, if any, that you considered and rejected.

The Company respectfully acknowledges the Staff’s comment, and USBTC has attached Exhibit B to this Response Letter, which includes the material rights and obligations of the parties to its hosting transactions as well as USBTC’s accounting analysis with respect its hosting contracts.

Securities and Exchange Commission

April 17, 2023

Mining equipment sales, page F-11

62.	Please tell us the material rights and obligations of the parties to your mining equipment transactions. Provide us with a thorough accounting analysis, including what literature applies to these arrangements (e.g., ASC 842, ASC 606, ASC 460, etc.). To the extent ASC 606 is the applicable guidance, please ensure your analysis describes, in appropriate detail, your application of the five steps in ASC 606 and cites the authoritative literature supporting that application. Also ensure your analysis highlights significant accounting judgments you made and the alternatives, if any, that you considered and rejected.

The Company respectfully acknowledges the Staff’s comment, and USBTC has attached Exhibit C to this Response Letter that includes the material rights and obligations of the parties to its mining equipment transactions as well as USBTC’s accounting analysis with respect its mining equipment sales.

63.	Please tell us why you do not have mining equipment inventory on your balance sheet. Tell us the nature of the mining equipment you sell and how and when you obtain the equipment for sale. Tell us how a customer takes possession or control of the equipment and describe any obligation you have to dispose of the mining equipment. Also tell us whether your mining equipment sales include any other performance obligations, such as hosting services.

The Company acknowledges the Staff's comment, and USBTC respectfully advises the Staff that as of both June 30, 2022 and December 31, 2022, none of the miners then-owned by USBTC were held with the intent to sell. For USBTC's single equipment sale transaction in the 6 month period ended December 31, 2022, USBTC separately purchased miners specifically with the intent to sell them. In response to the Staff's comment, USBTC's mining equipment sales disclosure on page F-15 has been revised.

Note 15. Subsequent Events

Acquisition, page F-19

64.	You disclose that on December 6, 2022, you acquired a 50% membership interest in a joint venture. Please tell us about your analysis in determining whether you are required to provide audited financial statements and pro forma financial information for this acquisition. Refer to Rule 3-05 and Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the financials for the King Mountain JV for (i) the audited period from inception through December 31, 2021 and (ii) the interim unaudited three and nine months ended September 30, 2022 have been included in the Amendment.

Securities and Exchange Commission

April 17, 2023

Strategic Operator Agreements, page F-19

65.	Please address the following related to your strategic operator agreements. In your response, where appropriate, reference for us the authoritative literature you rely upon to support your accounting:

•	Tell us the significant terms of your strategic operator agreements, including payment terms.

•	Tell us your revenue recognition accounting policy for the strategic operator agreements.

•	Tell us how you measure progress toward satisfaction of the performance obligation.

•	Tell us how you determine the transaction price, including estimating variable consideration and assessing whether an estimate of variable consideration is constrained.

The Company acknowledges the Staff’s comments and USBTC has revised the disclosure on page F-15 to discuss USBTC’s strategic operator agreements.

Consolidated Statements of Operations, page F-24

66.	Please state separately the amount of costs of revenues for tangible goods sold and services. Refer to Item 5-03(b)(2) of Regulation S-X.

The Company acknowledges the Staff’s comment and USBTC’s consolidated statements of operations on page F-3 has been revised to separately state the costs of revenues for tangible goods sold and services. For the period ended June 30, 2022, there were no cost of revenues for tangible goods sold.

Consolidated Statements of Cash Flows, page F-26

67.	Please tell us why it is appropriate to classify the proceeds from the sale of cryptocurrencies as an operating activity and reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us how long you hold cryptocurrencies before selling them for cash. Provide us the general time frame you hold these cryptocurrencies including the average time you hold them as well as the shortest and longest time periods you have held cryptocurrencies before sale.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that cash inflows are not generated from the sale of investing assets or financing activities.

ASC 230-10-20 defines operating activities as follows:

Securities and Exchange Commission

April 17, 2023

“Operating activities include all transactions and other events that are not defined as investing or financing activities (see paragraphs 230-10-45-12 through 45-15). Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

As discussed below in the response to comment #68, USBTC regularly monetizes Bitcoin mined at present in order to fund working capital needs. USBTC’s business does not generate sufficient cash fiat to cover working capital needs and most of its operating expenses require cash fiat for payment. USBTC does not have the current intent and ability to hold Bitcoin mined for long-term investment. To this point, USBTC holds mined Bitcoin on average for a period of 7 to 30 days before monetizing them. The shortest and longest periods of time USBTC held mined Bitcoin before selling them was two days and one month, respectively.

Given this, USBTC observes that cash inflows from operating activities include the following per ASC 230-10-45-16(a):

“Cash receipts from sales of goods or services, including receipts from collection or sales of accounts and both short-and long-term notes receivables from customers arising from those sales. . .”

While the cash proceeds (from monetization of Bitcoin) are not received directly from the sale of USBTC’s services (mining), USBTC believes such is happening in substance because its Bitcoin, which are generated from sales of services to customers, are not currently held for long-term investment.

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent

Accounting Pronouncements

Cryptocurrency, net, page F-31

68.	You classify your cryptocurrency (bitcoin) in current assets. Please tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20.

The Company acknowledges the Staff’s comment, and USBTC respectfully advises the Staff that USBTC observes that the FASB ASC Master Glossary states that the term “current assets” is “used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.”

To date, digital assets (Bitcoin) mined by USBTC meet this definition given cash realization of digital assets occurs within one year of these assets being mined.

Securities and Exchange Commission

April 17, 2023

In order to fund working capital needs, USBTC monetized digital assets mined. This practice is expected to continue for the foreseeable future based on the rate of production of Bitcoin.

69.	You disclose that you perform a quantitative impairment test daily, determining the fair value of your cryptocurrency by using the quoted price as determined by your principal market. Please address the following and reference for us the authoritative literature you rely upon to support your accounting:

•	Tell us the market(s) you use to determine the quoted price used to assess impairment for your cryptocurrency holdings.

•	Tell us how you identify the principal market. Explain to us the process you undertook to evaluate the various exchanges on which you trade and how this process and ultimate conclusion conforms to the guidance in ASC Topic 820 in general and specifically in ASC 820-10-35-5A.

•	Disclose the timing of the quoted price used in your assessment. Tell us whether you considered using the lowest intraday amount. Refer to ASC 350-30-35-18B.

•	Explain how you apply the qualitative assessment given the existence of a quoted price on apparently active markets.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that USBTC’s principal market is Coinbase Prime, which is the market in which USBTC primarily transacts. In response to the Staff’s comment, the disclosure on page F-11 has been revised to state that USBTC is using the intraday low price. Further, the disclosure on page F-40 has been revised to state that USBTC is measuring daily using the intraday low price.

Stock-based compensation, page F-34

70.	Please revise your policy disclosure to clarify how/when you record compensation for awards with market conditions versus those with performance conditions.

The Company respectfully acknowledges the Staff’s comment and has revised the policy disclosure on pages F-16 and F-44.

Note 5. Cryptocurrency, page F-36

71.	Please revise your rollforward of cryptocurrencies to remove the proceeds from sale and realized gains/losses on crypto currencies and replace them with the carrying value of the cryptocurrencies sold. Provide sufficient supplementary disclosure below the reconciliation to relate the carrying value of cryptocurrencies sold to the realized gains/losses on cryptocurrencies sold on your statements of operations. In this regard, we note that the sale proceeds themselves does not impact the cryptocurrencies account balance on your general ledger. Furthermore, tell us why the "proceeds from the sale of cryptocurrency in accounts receivable" is a line item in your rollforward if it does not represent carrying value and/or was not included in the beginning balance of cryptocurrencies.

The Company respectfully acknowledges the Staff’s comment and the disclosure on pages F-17 and F-46 regarding the rollforward of cryptocurrencies has been revised.

Securities and Exchange Commission

April 17, 2023

Exhibits

72.	Please revise to disclose the material terms of the lease agreement between U.S. Data Technologies Group Ltd. and 2747 Buffalo Avenue, LLC filed as Exhibit 10.12 to the registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the material terms of this lease agreement are disclosed on page 150 under the heading “Information About USBTC—Facilities.”

73.	The fairness opinion provided by Stifel GMP filed as Exhibit 99.1 indicates that it is provided to the Board of Directors of Hut 8 for "its exclusive use only...and may not be used or relied upon by any other person...without [Stifel GMP's] prior written consent." Please also refer to similar language contained in the fairness opinion provided by Kroll, LLC filed as Exhibit 99.2. Please remove this limitation on reliance as it is inconsistent with the disclosure relating to the fairness opinions.

The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 99.1 on page 5 and Exhibit 99.2 on page 5.

74.	Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:

•	any agreements that memorialize USBTC's joint venture arrangements in connection with its 50% ownership interest in the King Mountain JV, as discussed on page 133; and

•	the property management agreements that USBTC has entered into with the owners of Charlie, Delta, and Echo, respectively, as discussed on pages 44 and 133.

Please refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed the LLC Operating Agreement with respect to the King Mountain JV as Exhibit 10.18 to the Amendment.

In addition, the Company respectfully advises the staff that managing data center sites is a component of USBTC’s core business. The entry into property management agreements with counterparties is customary for every property USBTC manages and USBTC will enter into similar agreements for any properties it agrees to manage in the future. As a result, the Company has not filed these agreements as exhibits to the Amendment given Item 601(b)(10) of Regulation S-K provides for the exclusive of agreements entered into in the ordinary course of the Registrant’s business.

Securities and Exchange Commission

April 17, 2023

75.	Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note Exhibits 10.6 through 10.8 and 10.12 are not in text-searchable format.

The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 10.6, Exhibit 10.7, Exhibit 10.8 and Exhibit 10.12.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.

Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Daniella G. Silberstein, Greenberg Traurig, P.A.

Raffael M. Fiumara, Greenberg Traurig, P.A.

Exhibit A

Foundry USA Pool Service Agreement

The ownership and operation rights of the services provided by the Foundry USA Pool (“Pool”) are owned by Foundry Digital LLC (collectively, “Foundry”). The Foundry Terms of Service specified herein (“Terms”), along with Foundry’s Terms and Conditions (“Conditions”) and Privacy Policy (“Privacy Policy”) are the relevant rights and obligations required to be read and accepted by anyone that shall access and/or use the Pool (“User”).

By accessing and using the Pool, User accepts and agrees to the Terms, Conditions, and Privacy Policy (collectively, the “Service Agreement”). As the operator of the Pool, Foundry shall provide a mining Pool Service (as defined below) to User under the Service Agreement.

User agrees that Foundry will have the right to modify the Service Agreement at any time. User agrees to be solely responsible for reviewing the Service Agreement and/or any modifications thereto. If User does not agree to the Service Agreement and/or any of its modifications, then User shall cease to use and will not be allowed further access to the Pool and Service.

1.	Foundry Terms and Conditions

a.	Foundry’s Terms and Conditions (“Conditions”) is available at https://foundrydigital.com/terms-and-conditions.

2.	Privacy and Protection

a.	Foundry places great importance on the protection of User’s personal information. When using the Pool and Service provided by Foundry, User agrees that Foundry will collect, store, use, disclose and protect User’s personal information in accordance with the Privacy Policy, available at https://foundrydigital.com/privacy-policy.

3.	Services

a.	Foundry uses its own system, through the Internet and other means to provide User with a digital currency mining Pool and other services/products that may be added based on the Pool site (“Service”). For the avoidance of doubt, the Pool and Service shall not include wallet or custodial services from Foundry to User.

b.	User shall be responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.

c.	User hereby authorizes Foundry to be fully responsible for disposal and distribution of the profit from such value-added Service.

d.	Foundry reserves the right to modify or interrupt the Service at any time without informing User and without liability to User or any third party not directly related.

4.	User Rights and Obligations

a.	Prior to entering and using the Pool and Service, User agrees it must first successfully complete the client onboarding process with Genesis Global Trading Inc. (“Genesis”).

b.	User agrees to provide legal, true, accurate and detailed personal information, and update such information as needed.

c.	User shall comply with all applicable laws, rules, and regulations related to the use of the Pool and Service.

d.	User acknowledges and agrees that it is using the Pool and Service at its own risk.

e.	In the event User’s access and/or rights to the Pool and Service have been discontinued, User is solely responsible for settling the remaining balances left in its account. Foundry shall use commercially reasonable efforts to assist User with settling any remaining balances in User’s account.

f.	For the avoidance of doubt, Foundry shall not be responsible or liable to User for any balances remaining in User’s account three (3) months after User’s access and/or rights to the Pool and Service have been discontinued (regardless of whether the balances were left in User’s account intentionally).

5.	Confidentiality

a.	User agrees not to disclose any Confidential Information from the Pool and/or Service. “Confidential Information" includes (but is not limited to) information regarding Foundry’s Pool, Service, documentation, software, trade secrets embodied therein and any other written or electronic information that is either (i) marked as confidential and/or proprietary, or which is accompanied by written notice that such information is confidential and/or proprietary, or (ii) not marked or accompanied by notice that it is confidential and/or proprietary but which, if disclosed to any third party, could reasonably and foreseeably cause competitive harm to the owner of such information. Confidential Information shall not include information which is: (i) publicly available, (ii) lawfully obtained by a party from third parties without restrictions on disclosure, or (iii) independently developed by a party without reference to or use of the Confidential Information.

b.	SOC Report- For the avoidance of doubt, the SOC Report shared with User by Foundry shall be considered "Confidential Information" as defined herein, and as such, User agrees not to disclose the SOC Report to any third-party (regardless of whether or not such third-party is separately a user of the Pool and/or Service) without the prior and express written consent of Foundry. For purposes herein, a "third party" shall not include User's affiliates, subsidiaries, officers, directors, employees, contractors, attorneys, accountants, bankers or consultants ("Authorized Representatives") with a need to know of such SOC Report, provided, however, that such Authorized Representatives shall be under an obligation of confidentiality and non-use of the SOC Report at least as strict as set out in this Agreement."

6.	Payouts to Users

a.	Notwithstanding anything in the Service Agreement to the contrary, during the Pool’s initial implementation phase, which shall continue until May 1st or as solely determined otherwise by Foundry (“Beta Phase), Foundry shall provide either full payouts or full credits (where applicable) to the User (regardless of whether or not there has been a disruption in Service). After the Beta Phase has concluded, Foundry may, at its sole discretion, offer User payment or credits in the event of a disruption in Service.

7.	Term and Termination

a.	The Service Agreement will be in full force and effect until User’s access and usage rights to the Pool and Service are terminated by either User or Foundry in accordance with the Service Agreement, or as otherwise agreed upon between Foundry and User (“Term”).

b.	User may terminate the Service Agreement at any time upon settlement of any pending transactions.

c.	Further, Foundry may, at its sole discretion, limit, suspend or terminate User’s access to the Pool and Service if:

i.           User becomes subject to bankruptcy/insolvency proceedings,

ii.          User’s liquidates, dissolves, terminates, or suspends its business,

iii.         User breaches the Service Agreement, or

iv.         User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.

8.	Force Majeure

a.	Foundry shall not be liable for any non-performance of its obligations pursuant to the Service Agreement if such non-performance is caused by a Force Majeure event. In case of a Force Majeure event, Foundry has the right to suspend or terminate its services immediately under the Service Agreement. “Force Majeure” events shall mean any event or circumstance, or any combination of events or circumstances which are beyond the control of Foundry. Such events or circumstances shall include, but are not limited to events or occurrences that delay, prevent or hinder Foundry from performing such obligations, war, armed conflict, terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, pandemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, and regulatory, administrative or similar action or delays to take actions of any governmental authority.

TERMS OF SERVICE

These Terms of Service constitute an agreement between you (hereinafter - the “User”) and UltimusPool.com (hereinafter - “ULTIMUS POOL ”) that applies to your use of this website, all services, products and content provided by Ultimus Pool. By accepting these Terms of Service, you agree with and accept all policies published on this website. IF YOU DO NOT ACCEPT THESE TERMS OF SERVICE, DO NOT ACCESS THIS SITE AND DO NOT USE ANY OF ULTIMUS POOL SERVICES, PRODUCTS AND CONTENT.

1.   SCOPE OF THE SERVICES

The Services allow all Users of ULTIMUS POOL to use its cryptocurrency mining pools at given fees, and or other services/products on this website.

2.   USER’S RIGHTS AND RESPONSIBILITIES

2.1. The User has the right to enter and use the site and services, as long as he/she agrees to and actually complies with the Terms of Service. By using the site, the User agrees to accept and comply with the terms and conditions stated herein.

2.2. The User undertakes to read the entire Terms of Service carefully before using the site or any of the services provided by ULTIMUS POOL.

2.3. The User undertakes to comply with any and all applicable laws and regulations related to the use of the services.

2.4. The User undertakes not to use the services to perform criminal activity of any sort, including but not limited to money laundering, illegal gambling operations, financing terrorist organizations, or malicious hacking.

2.5. Nothing in the Terms of Service excludes or limits the liability of the User for fraud, death or personal injury caused by its negligence, breach of terms implied by operation of law, or any other liability which may not be limited or excluded by law.

3.   ULTIMUS POOL'S RIGHTS AND RESPONSIBILITIES

3.1. ULTIMUS POOL has the right to suspend User’s account in case of non-fulfillment or unduly fulfillment of the Terms of Service by the User.

3.2. ULTIMUS POOL undertakes to provide services with the utmost effort, due care and in accordance with these Terms of Service.

3.3. To the extent permitted by law, ULTIMUS POOL is not responsible for any damages, loss of profit, loss of revenue, loss of business, loss of opportunity, loss of data, indirect or consequential loss unless the loss suffered is caused by a breach of the Terms of Service by ULTIMUS POOL.

3.4. ULTIMUS POOL is not responsible for any malfunction, breakdown, delay or interruption of the Internet connection, or any reason why our site is unavailable at any given time.

3.5. Nothing in these terms excludes or limits the responsibility of ULTIMUS POOL for fraud, death or personal injury caused by its negligence, breach of terms implied by operation of law, or any other liability which may not be limited or excluded by law.

4.   DECLARATION AND GUARANTEE CLAUSES

4.1 The user shall be at least 18 years old; The content of this agreement will not be rejected by the laws of the country or region (jurisdiction) in which the user lives and holds his/her citizenship. The jurisdiction of the user allows the user to use ULTIMUS POOL’s services and the user will abide by the relevant laws.

4.2. User guarantees that he/she is not on any trade or economic sanctions or export control list and that is not a citizen of Sudan, Iran, north Korea, Syria or any other jurisdiction where services provided by ULTIMUS POOL are restricted.

4.3. The user is the legitimate owner of the virtual assets in the account, the source of the virtual assets is legal, and any digital currency withdrawal address provided by the user is the address owned by the user; Users will not use the service and the virtual assets related to ULTIMUS POOL's services for any illegal purpose.

5.   ACCOUNT SECURITY

5.1. The User is responsible for maintaining the confidentiality of his/her account’s credentials, including but not limited to a password, email, wallet address, balance, and of all activity made through the account.

5.2. ULTIMUS POOL personnel will never ask the User to disclose his/her password. Any message the User receives or website that he/she visits that asks for the password, other than the ULTIMUS POOL site, should be reported to ULTIMUS POOL.

6.   TERMINATION OF THE TERMS OF SERVICE

6.1. The User may terminate the Terms of Service, and close his account at any time, following settlement of any pending transactions.

6.2. The User also agrees that ULTIMUS POOL may, by giving notice, at its sole discretion terminate his/her access to the site and to his/her account, including without limitation, our right to: limit, suspend or terminate the service and Users' accounts, prohibit access to the site and its content, services and tools, delay or remove hosted content, and take technical and legal steps to keep Users off the site if we think that they are creating problems or possible legal liabilities, infringing the intellectual property rights of third parties, or acting inconsistently with the letter or spirit of these Terms.

7.   LIMITATION OF LIABILITY

In no event shall ULTIMUS POOL, its officers, directors, employees, agents, and all third party service providers, be liable to you or any other person or entity for any direct, indirect, incidental, special, punitive, or consequential damages whatsoever, including any that may result from (i) the accuracy, completeness, or content of this site, (ii) the accuracy, completeness, or content of any sites linked (through hyperlinks, banner advertising or otherwise) to this site, (iii) the services found at this site or any sites linked (through hyperlinks, banner advertising or otherwise) to this site, (iv) personal injury or property damage of any nature whatsoever, (v) third-party conduct of any nature whatsoever, (vi) any unauthorized access to or use of our servers and/or any and all content, personal information, financial information or other information and data stored therein, (vii) any interruption or cessation of services to or from this site or any sites linked (through hyperlinks, banner advertising or otherwise) to this site, (viii) any viruses, worms, bugs, trojan horses, or the like, which may be transmitted to or from this site or any sites linked (through hyperlinks, banner advertising or otherwise) to this site, (ix) any user content or content that is defamatory, harassing, abusive, harmful to minors or any protected class, pornographic, “x-rated”, obscene or otherwise objectionable, and/ or (x) any loss or damage of any kind incurred as a result of your use of this site or the services found at this site, whether based on warranty, contract, tort, or any other legal or equitable theory, and whether or not ULTIMUS POOL is advised of the possibility of such damages.

8.   MODIFICATIONS AND AMENDMENTS

ULTIMUS POOL reserves the right to amend or modify any portion of these Terms of Service at any time by publishing the revised version of the Terms of Service on the site. The changes will become effective, and shall be deemed accepted by the User, the first time the User uses the Services after the publishing of the revised Terms of Service and shall apply on a going-forward basis with respect to any activity initiated after the publishing.

9.   FORCE MAJEURE

If ULTIMUS POOL is unable to perform the Services outlined in the Terms of Service due to factors beyond its control including but not limited to an event of Force Majeure, change of law or change in sanctions policy ULTIMUS POOL will not have any responsibility to the User with respect to the services provided hereunder and for a time period coincident with the event.

STRATEGIC CO-OPERATION AGREEMENT

THIS AGREEMENT is dated as December 17, 2021

Parties

(1)	VIABTC TECHNOLOGY LIMITED, a company incorporated under the laws of Hong Kong with its registered address at Room 1970, 19/F Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong ("ViaBTC"); and

(2)	U.S. Data Mining Group, Inc. dba US Bitcoin Corp, a company incorporated under the laws of the United States of America with its registered address at: 1221 Brickell Avenue Ste. 900 Miami, FL 33131 ("Hoster").

Background

(A)	The Hoster hosts and operates certain Equipment ("Equipment") as a service for its Customers ("Customers") and intends to deploy the hashing power of the Equipment into ViaBTC's mining pool ("ViaBTC Pool").

(B)	With a view to achieving mutual brand promotion and common development, the Parties intend to establish a strategic cooperation relationship in certain areas under the principles of "mutual benefit, complementarity, voluntariness, progress, and win-win development".

(C)	The Parties wish to document the pool services in relation to the Equipment, as well as certain other aspects of the proposed strategic co-operation between the Parties, on the terms set out in this Agreement.

THE PARTIES AGREE TO THE TERMS SET OUT BELOW:

DEFINITIONS

Pool Fee: a favorable fee currently fixed at 0.25%

Customer Payout: the sum to be paid to the Customer which shall be calculated according to the PPS+ model after discounting the Pool Fee

Intentions And Commitments OF Parties

a)	Hoster shall recommend ViaBTC to its Customers and incentivize them to use ViaBTC by offering its Customers discounted services fees contingent on their use of ViaBTC Pool for the digital mining activities performed at the Hoster's facilities.

b)	ViaBTC shall, with a reasonable care and skill, provide the following remote operational services: (1) to provide and maintain an independent and dedicated server/node/domain name/IP address for the Hoster and its Customers to achieve a more reliable, low latency and higher quality connection to ViaBTC Pool; (2) to provide technical support to the Hoster and its Customers as reasonably required.

c)	ViaBTC shall perform daily payouts to each of the Hoster's Customers of their respective Customer Payout.

d)	Calculation of payouts to the Hoster and its Customers shall be a daily basis from 00:00 to 23:59 and transfer of the payouts shall be made between 10:00 to 18:00 on the following day or the day after the following day, all reference to hours being based on GMT+8 time.

e)	Except for the ViaBTC Organization, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Ordinance (Cap. 623, Laws of Hong Kong) or any other equivalent legislation to enforce or to enjoy the benefit of any term of this Agreement.

f)	Parties shall cooperate with each other to mutually promote each other's brand by providing gratuitous advertising space in favour of the other Party on its official website and/or otherwise in accordance with such detailed arrangement as may be separately agreed upon between the Parties.

g)	Without prejudice to the generality of the paragraph above, upon signing of this Agreement and establishment of cooperation relationship between the Parties:

a.	Each Party shall place the logo or banner of the other Party on its official website; and

b.	After total hashrate capacity connected to ViaBTC mining pool reaches 100ph/s, ViaBTC shall publish the Hoster's information on the mining resources platform operated by ViaBTC through its official website (www.viabtc.com), the content of which shall fully comply with any established requirements of the platform, in such format and for such period as ViaBTC may reasonably determine.

h)	This Agreement shall commence on the date of this Agreement and shall be effective during the Term. The "Term" shall mean the period of one year from the date of this Agreement which shall be extended for the same period of time unless contrary intention has been communicated by either Parity to the other in writing with no less than one month's notice prior to the anniversary of the date of this Agreement.

Jurisdiction And Dispute Resolution

a)	This Agreement and any disputes or claims arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) are governed by and construed in accordance with the laws of Hong Kong.

b)	Any dispute, controversy, difference or claim arising from or in connection with this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Commission under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The law of this arbitration clause shall be Hong Kong law and the seat of arbitration shall be Hong Kong. The number of arbitrators shall be one. The arbitration proceedings shall be conducted in English. The arbitral award is final and binding on both parties.

This Agreement has been entered into on the date first stated above.

for and on behalf of VIABTC TECHNOLOGY LIMITED	for and on behalf of

/s/ Asher Genoot	/s/ Haipo Yang
Name: Asher Genoot	Name: Haipo Yang
Title: Chief Operating Officer	Title: CEO

Exhibit B

ACCOUNTING MEMORANDUM

TO:	Company Accounting Files
FROM:	The Accounting Department
DATE:	June 2022
RE:	Accounting analysis for U.S. Data Mining Group, Inc.’s hosting services contracts

Purpose

To document the revenue recognition assessment for the Equipment Purchase Agreement (“Purchase Agreement”) and Master Hosting Agreement ( “Hosting Agreement”) entered into between US Bitcoin Corp (“USBTC” or the “Company”) and Compass Mining, Inc. (“Compass”) on 2/28/2022, as well as the Accommodation Agreement (collectively the “Contracts”) dated 2/28/2022 entered into among USBTC, Compass, and Touzi Mining, LLC (“Touzi”), who Compass resold the mining equipment to, in which USBTC was granted a security interest in order to secure the financing provided by USBTC to Compass.

Background and Nature of the Contracts

On 2/28/2022 USBTC entered into the Contracts with Compass Mining, which included the sale of 4,000 of USBTC’s Canaan miners that were installed at its Niagara Falls facility, and for USBTC keep the miners on-site at its facility and provide 36 months of hosting services. The miners had already been in service from 5 to 10 months upon the inception of the Contracts, and USBTC assigns a 48 month useful life to its miners. As a result, the 36 month term of the Contracts was substantially all of the remaining useful lives of the miners. As the miners were already installed at USBTC's facility and did not need to be shipped, upon inception of the Contracts USBTC only needed to redirect the hashrate output of the miners to Compass’s Bitcoin mining pool of choice in order to deploy the miners and begin providing the hosting services.

Scope

Topic 606 applies to all entities and all contracts with customers to provide goods or services in the ordinary course of business, except for contracts or transactions that are excluded from its scope, as defined and described in ASC 606-10-15-2 and 15-3:

ASC 606-10-15-2 An entity shall apply the guidance in this Topic to all contracts with customers, except the following:

a.	Lease contracts within the scope of Topic 842, Leases.

b.	Contracts within the scope of Topic 944, Financial Services—Insurance.

c.	Financial instruments and other contractual rights or obligations within the scope of the following Topics:

1.	Topic 310, Receivables

2.	Topic 320, Investments—Equity Securities

2a.	Topic 321, Investments—Equity Securities

3.	Topic 323, Investments—Equity Method and Joint Ventures

4.	Topic 325, Investments—Other

5.	Topic 405, Liabilities

6.	Topic 470, Debt

7.	Topic 815, Derivatives and Hedging

1

8.	Topic 825, Financial Instruments

9.	Topic 860, Transfers and Servicing.

d.	Guarantees (other than product or service warranties) within the scope of Topic 460, Guarantees.

e.	Nonmonetary exchanges between entities in the same line of business to facilitate sales to customers or potential customers. For example, this Topic would not apply to a contract between two oil companies that agree to an exchange of oil to fulfill demand from their customers in different specified locations on a timely basis. Topic 845 on nonmonetary transactions may apply to nonmonetary exchanges that are not within the scope of this Topic.

ASC 606-10-15-3 An entity shall apply the guidance in this Topic to a contract (other than a contract listed in paragraph 606-10-15-2) only if the counterparty to the contract is a customer. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

Topic 606 does not define the term “ordinary activities” because the term was derived from the FASB’s conceptual framework. The FASB’s Statement of Financial Accounting Concepts No. 8, Conceptual Framework for Financial Reporting: Chapter 4, Elements of Financial Statements, describes revenue as “inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or carrying out other activities.” Further, “Revenues and expenses result from delivering or producing goods, rendering services, or carrying out other activities. Other activities, as referenced in the definitions of revenues and expenses in this chapter, are those activities that permit others to use the entity’s resources, which, for example, result in interest, rent, royalties, and fees. Other activities also include charitable contributions received and made.” The Company’s business is based on mining Bitcoin, both self-mining and the provision of co-location services for other mining entities. Both of these activities pertain to the rendering of services to third-party customers, mining pool operators or other mining entities, respectively.

As indicated in ASC 606-10-15-3, the revenue standard applies to a contract only if the counterparty to the contract is a customer. The counterparty to the Company’s hosting services contract is considered to meet the Topic 606’s definition of a customer. The Company provides hosting services as part of its ordinary activities in exchange for consideration.

The Company observed that the hosting services contract is not subject to any of the guidance noted in ASC 606-10-15-2. For example, the contract does not pertain to leases, financial instruments, insurance, guarantees, or nonmonetary exchanges. Accordingly, none of the scope exceptions to ASC 606 apply. The Company specifically reviewed the contracts for applicability of the leases standard, ASC 842, given involvement of property and equipment (data center and miners).

ASC 842, Leases

The Company assessed whether its hosting contract contained a lease (as defined in ASC 842) of either data center space or the miners because the mining equipment is located at the Company’s data center. In this regard, the Company first considered whether both/either the space used by the customer’s miners or the customer’s miners themselves represented an identified asset, as defined in ASC 842. According to ASC 842-10-15-9, an asset typically is identified by being explicitly specified in a contract. However, an asset can also be identified by being implicitly specified at the time that the asset is made available for use by the customer. Further, ASC 842-10-15-16 explains that a capacity portion of an asset is an identified asset if it is physically distinct (for example, a floor of a building). A capacity or other portion of an asset that is not physically distinct is not an identified asset, unless it represents substantially all of the capacity of the asset and thereby provides the customer with the right to obtain substantially all of the economic benefits from use of the asset.

2

The Company observed that significant judgment is involved in applying ASC 842 to the sold miners because while the customer obtained legal title to the equipment as of contract execution date, they are contractually restricted from taking physical possession of the miners until the miners have been fully paid off. Further, if the customer wanted to sell or remove the miners from the Company’s facility prior to the end of the hosting services agreement (and hence prior to full payoff of the financed amount), the customer would be required to pay a termination fee equal to the entire unpaid balance of the contract which includes the unpaid balance of the purchased miners as well as the remaining hosting fees through end of the term of the hosting agreement. Accordingly, the lease assessment of the miners could arguably be undertaken from the perspective of either the Company (possessor of the miners) or the customer (legal title holder). A lease assessment is accordingly performed from both perspectives for the avoidance of doubt – with the same conclusion reached, no embedded lease of the miners.

Data Center Space

The Company observed that the location of equipment (miners) in its data centers is usually fixed for the duration of the contract, as there is no operational or financial rationale for moving the equipment from their containerized slots. While equipment might need to be repaired and accordingly returned to the customer to be fixed, the location of the equipment remains reserved and is generally not changed by the Company. However, the Company can relocate the mining equipment within the facility without requiring permission of the Customer. Because the Company’s hosting agreement does not explicitly identify the area in the data centers where the customer’s equipment will be installed, the Company considered whether the location for the equipment is implicitly identified, as explained in ASC 842-10-15-9:

ASC 842-10-15-9 An asset typically is identified by being explicitly specified in a contract. However, an asset also can be identified by being implicitly specified at the time that the asset is made available for use by the customer.

Also, Basis for Conclusions paragraph 128 explains, in part (emphasis added):

It is important to know what the asset is to assess whether the customer has the right to control the use of that asset and, for example, to determine which asset to derecognize for lessors with sales-type or direct financing leases. Nonetheless, when assessing whether there is an identified asset, an entity does not need to be able to identify the particular asset that will be used to fulfill the contract to conclude that there is an identified asset. Instead, the entity simply needs to know whether an asset is needed to fulfill the contract from commencement. If that is the case, an asset is implicitly specified. Topic 842 clarifies that if a supplier has a substantive right to substitute the asset throughout the period of use, there is not an identified asset and the contract does not contain a lease. That is because the supplier (and not the customer) controls the use of the asset if it can substitute that asset throughout the period of use, thereby deciding for what purpose the asset is used.

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Even if an asset is specified, a customer does not have the right to use an identified asset if at inception of the contract, a supplier has the substantive right to substitute the asset throughout the period of use. ASC 842-10-15-10 to 15-11 and 15-14 provide guidance on supplier substitution rights in the determination of whether an arrangement contains a specified asset:

ASC 842-10-15-10 Even if an asset is specified, a customer does not have the right to use an identified asset if the supplier has the substantive right to substitute the asset throughout the period of use. A supplier’s right to substitute an asset is substantive only if both of the following conditions exist:

a.	The supplier has the practical ability to substitute alternative assets throughout the period of use (for example, the customer cannot prevent the supplier from substituting an asset, and alternative assets are readily available to the supplier or could be sourced by the supplier within a reasonable period of time).

b.	The supplier would benefit economically from the exercise of its right to substitute the asset (that is, the economic benefits associated with substituting the asset are expected to exceed the costs associated with substituting the asset).

ASC 842-10-15-11 An entity’s evaluation of whether a supplier’s substitution right is substantive is based on facts and circumstances at inception of the contract and shall exclude consideration of future events that, at inception, are not considered likely to occur. Examples of future events that, at inception of the contract, would not be considered likely to occur and, thus, should be excluded from the evaluation include, but are not limited to, the following:

a.	An agreement by a future customer to pay an above-market rate for use of the asset

b.	The introduction of new technology that is not substantially developed at inception of the contract

c.	A substantial difference between the customer’s use of the asset, or the performance of the asset and the use or performance considered likely at inception of the contract

d.	A substantial difference between the market price of the asset during the period of use and the market price considered likely at inception of the contract.

Based on the guidance above, the Company determined that while the data center space used to fulfill the contract is not explicitly specified in the contract, it is implicitly specified as a result of the contractual requirements and specifications of customer miners. Consequently, the Company proceeded to determine whether the supplier (i.e., itself, as owner and operator of the data center) has a substantive substitution right because such would mean that the underlying asset does not represent an identified asset and the contract does not contain a lease. As explained in ASC 842-10-15-10:

ASC 842-10-15-10 Even if an asset is specified, a customer does not have the right to use an identified asset if the supplier has the substantive right to substitute the asset throughout the period of use. A supplier’s right to substitute an asset is substantive only if both of the following conditions exist:

a.	The supplier has the practical ability to substitute alternative assets throughout the period of use (for example, the customer cannot prevent the supplier from substituting an asset, and alternative assets are readily available to the supplier or could be sourced by the supplier within a reasonable period of time).

b.	The supplier would benefit economically from the exercise of its right to substitute the asset (that is, the economic benefits associated with substituting the asset are expected to exceed the costs associated with substituting the asset).

Regarding the first condition described in subparagraph a., the Company has the practical ability to substitute data center space because prior approval by the customer is not required, the customer cannot block the substitution, and alternative assets (data center space) are readily available. Regarding the second condition described in subparagraph b., the Company would benefit economically from exercising its substitution right. Moving customer equipment within its data centers is not cost prohibitive and may economically benefit the Company by way of accommodating new customers. Hence, both conditions in ASC 842-10-15-10 are met and the Company holds a substantive substitution right. The existence of a substantive substitution right results in there being no identified asset because the supplier (the Company) rather than the customer controls the use of the asset.

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Mining Equipment

The Company also considered whether a lease of the mining equipment exists. The mining equipment is explicitly specified in the contract. The Company does not have a substantive right to substitute the mining equipment and accordingly they represent an explicitly specified identified asset in the contract and an identified asset exists.

The Company performed the next step of evaluating existence of a right to control the use of the identified asset from two perspectives, the Company’s and the customer’s, given judgement in determining whose assets they are to begin with from legal versus substance perspective. See related acknowledgement above.

In assessing whether there is a lease of customer mining equipment (as legal title transfers to the customer), the Company considers the transfer of legal title upfront to the customer as “non-substantive” given the restrictions on the customer’s ability to take possession or otherwise do what they please with the miners (e.g., sell the miners for greater than scrape value, move to a different hosting facility or their own data center, etc). In making this determination, the Company also considered the discussion of “right to control the use of” the miners in ASC 842 and the description of “control of an asset” in ASC 606-10-25-25 by analogy. The latter states that “Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.” The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways…”

Based on the customer’s rights and obligations related to the miners under the contract as of contract inception, it is apparent that the customer does not start out with control of the miners (however ‘control’ is defined or described). That is, the customer does not have the ability, in substance, to provide any other party a right to use the assets. The only way for the customer to sell the miners or remove the miners from the Company’s facility prior to the end of the 36 month term of the Contract is to terminate the contract by paying a termination fee equal to the entire unpaid balance of the contract, which includes the total unpaid balances of the miners and remainder of the hosting fees owed through the end of the 36 month contract term. As the termination fee consists of the entire unpaid contract balance, the customer receives no discount or additional goods or services by terminating the contract early. The Company believes the termination fee to be a penalty and not an option providing a material right to the customer. Accordingly, the Company believes the second ASC 842 perspective discussed below, i.e., “Company as owner of the miners” is representative of the substance of the transaction. Accordingly, this perspective is taken for the remainder of the Topic 606 evaluation herein (i.e., Company as owner of the miners).

ASC842 Analysis: Company as owner of the miners

The Company assessed whether the customer has the right to control the use of the mining equipment (recall that the miners are being hosted by the Company at its facility).

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ASC 842-10-15-4 describes the two conditions that must be met for a contract to convey the right to control the use of an identified asset:

ASC 842-10-15-4 To determine whether a contract conveys the right to control the use of an identified asset (see paragraphs 842-10-15-17 through 15-26) for a period of time, an entity shall assess whether, throughout the period of use, the customer has both of the following:

a.            The right to obtain substantially all of the economic benefits from use of the identified asset (see paragraphs 842-10-15-17 through 15-19)

b.            The right to direct the use of the identified asset (see paragraphs 842-10-15-20 through 15-26)

ASC 842-10-15-20 describes the conditions that must be present in order for an entity to possess the right to direct the use of an identified asset, the second conditions described above in ASC 842-10-15-4, as follows:

ASC 842-10-15-20 A customer has the right to direct the use of an identified asset throughout the period of use in either of the following situations:

a. The customer has the right to direct how and for what purpose the asset is used throughout the period of use.

b. The relevant decisions about how and for what purpose the asset is used are predetermined (see paragraph 842-10-15-21) and at least one of the following conditions exists:

1. The customer has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use without the supplier having the right to change those operating instructions.

2. The customer designed the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use.

In assessing ASC 842-10-15-20(a) above, whether the customer has the right to direct how and for what purpose the asset is used throughout the period of use, the Company determined such is not the case. ASC 842 provides the following examples of decision-making rights that grant the right to change how and for what purpose an asset is used:

●	The right to change what type of output is produced by the asset (e.g., deciding whether to use a shipping container to transport goods or for storage, deciding on the mix of products sold from a retail unit)

●	The right to change when the output is produced (e.g., deciding when an item of machinery or a power plant will be used)

●	The right to change where the output is produced (e.g., deciding on the destination of a truck or a ship, deciding where a piece of equipment is used or deployed)

●	The right to change whether the output is produced and the quantity of that output (e.g., deciding whether to produce energy from a power plant and how much energy to produce from that power plant)

In assessing the above factors, the Company notes that the customer cannot change what type of output is produced, as the only output of the equipment is the computing power to mine Bitcoin. Additionally, as it relates to when and whether the output is produced, and the quantity of that output, the Company notes that the equipment is designed to be running at all times, and the output is constantly being produced. However, the Company has the ability to turn off the equipment should the customer be delinquent on monthly payments. In relation to the right to change where the output is produced, the Company notes that although the equipment generally remains in a fixed location, the Company has the ability to move the equipment if necessary, and the Customer does not have the ability to remove the equipment from the Company’s facility until the expiration of the agreement. Based on this analysis, the Company determined the customer does not control how and for what purpose the equipment is used. As a result, the Company concluded that the customer does not have the right to direct the use of the mining equipment and the contract does not contain a lease.

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Step 1

Topic 606 defines a contract in ASC 606-10-25-2 as “an agreement between two or more parties that creates enforceable rights and obligations.” In identifying the contract, ASC 606-10-25-1 requires five criteria to be met for a contract with a customer to be within the scope of ASC 606. The criteria are intended to help identify when a valid contract with enforceable rights and obligations exists. They must be evaluated at contract inception. To determine the contract for this assessment, the Company first considered the contract combination guidance in ASC 606-10-25-9 because both a hosting agreement and purchase agreement for miners (to be hosted under the hosting contract) were executed with the same counterparty on the same date. If the contract combination criteria are met, then the contracts must be evaluated as a single contract under Topic 606’s revenue recognition framework.

Contract Combination

ASC 606-10-25-9 provides the guidance on when two or more contracts must be combined for purposes of assessment under Topic 606:

ASC 606-10-25-9 An entity shall combine two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) and account for the contracts as a single contract if one or more of the following criteria are met:

a.	The contracts are negotiated as a package with a single commercial objective.

b.	The amount of consideration to be paid in one contract depends on the price or performance of the other contract.

c.	The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation in accordance with paragraphs 606-10-25-14 through 25-22.

The criterion in subparagraph (a) is met because the contracts were negotiated as a package with a single commercial objective, to enable the customer to mine Bitcoin. Further, the amount of consideration to be paid under the hosting agreement depends on the performance of obligations under the purchase agreement. This is because the consideration to which the Company is entitled under the hosting agreement depends on the performance of the parties under the purchase agreement. Without fulfillment of the customer's purchase of miners under the purchase agreement, there would be no miners to which hosting services would apply (and hence generate consideration to which the Company is entitled). As a result, the master hosting services agreement and equipment purchase agreement should be combined for purposes of applying Topic 606.

Contracts With Customers – Required Criteria

The Company next assessed whether the combined contract possess attributes of a contract with a customer within scope of Topic 606, as described in ASC 606-10-25-1, and concluded it does. The parties executed written, signed contracts that identify each party’s rights and obligations regarding the goods and services to be transferred as well as payment terms. Payment terms provide for cash consideration with a financing component (because the customer did not pay upfront the full purchase price for the miners) and down payment. The contracts were deemed to have commercial substance given their business purpose (to provide the customer the ability to mine Bitcoin) and expected change in timing and amount of the Company’s future cash flows as a result of contract execution.

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Collectibility of consideration to which the Company would be entitled in exchange for the goods or services was also concluded probable because of a required downpayment of approximately 31% of total contract consideration and required monthly prepayment of the hosting services fee. If the customer does not remit the monthly estimated hosting services fee in advance for any given month, the Company has the right to cease performance immediately. The Company can immediately suspend services, disconnect part or all of defaulting customer hardware and enforce all of its rights under the hosting agreement. The Company also considered the aforementioned right to cease the provision of services in light of the guidance in ASC 606-10-55-3B, which states the collectibility assessment is not necessarily based on the customer’s ability and intention to pay the entire amount of promised consideration for the entire duration of the contract. Also, ASC 606-10-55-3C notes that contractual terms and business practices can mitigate the Company’s credit risk. Given the guidance and contract payment terms, the Company concluded customer credit risk to be low.

To further gain comfort over collectibility risk, the Company obtained and reviewed the customer’s recent financial statements and noted the customer was profitable, had positive operating cash flow and a cash increase in their most current fiscal year. Given certain similarities in fact pattern, the Company considered Case A- Collectibility Is Not Probable of Example 1-Collectibility of the Consideration in ASC 606-10-55-95 through 55-98. The Company noted the following factors listed in Case A as support for why, in that example, collectibility is not concluded probable:

●	The customer intends to repay the loan (which has a significant balance) primarily from income derived from its restaurant business (which is a business facing significant risks because of high competition in the industry and the customer’s limited experience).

●	The customer lacks other income or assets that could be used to repay the loan.

●	The customer’s liability under the loan is limited because the loan is nonrecourse.

In comparing the example to the contract, the Company observed that the financing provided was also non-recourse. However, the customer in Case A example made only a 5% deposit, whereas the Company’s customer made a deposit of approximately 31%. Further, the customer’s intent is not necessarily to repay the loan primarily from proceeds derived from the equipment, as the Bitcoin rewards are non-cash rewards, and the intention of typical Bitcoin investors is not to immediately sell Bitcoin earned. As noted above, the Company obtained the customer’s financial statements and noted that the customer did not lack other income or assets that could be used to repay the loan.

Contract Duration

In evaluating the existence of Topic 606 contract attributes (described in ASC 606-10-25-1), Step 1 requires an entity to assess whether the parties are committed to performing their respective obligations under the contract to determine when and for how long enforceable rights and obligations exists. The extent and timing of commitment thus helps determines when a contract is within scope as well as for how long. In turn, contract term determination helps apply the steps in the revenue recognition model; namely, identifying performance obligations and determining the transaction price. Guidance on contract existence and duration is provided in ASC 606-10-25-3 and 25-4:

ASC 606-10-25-3 Some contracts with customers may have no fixed duration and can be terminated or modified by either party at any time. Other contracts may automatically renew on a periodic basis that is specified in the contract. An entity shall apply the guidance in this Topic to the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations. In evaluating the criterion in paragraph 606-10-25-1(e), an entity shall assess the collectibility of the consideration promised in a contract for the goods or services that will be transferred to the customer rather than assessing the collectibility of the consideration promised in the contract for all of the promised goods or services (see paragraphs 606-10-55-3A through 55-3C). However, if an entity determines that all of the criteria in paragraph 606-10-25-1 are met, the remainder of the guidance in this Topic shall be applied to all of the promised goods or services in the contract.

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ASC 606-10-25-4 For the purpose of applying the guidance in this Topic, a contract does not exist if each party to the contract has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party (or parties). A contract is wholly unperformed if both of the following criteria are met:

a.	The entity has not yet transferred any promised goods or services to the customer.

b.	The entity has not yet received, and is not yet entitled to receive, any consideration in exchange for promised goods or services.

For all contracts, termination provisions may raise questions about the parties’ commitment to perform, and hence whether a contract is within scope of Topic 606.

Termination clauses are an important consideration when determining if both parties are committed to perform under a contract (ASC 606-10-25-1(a)) and, consequently, whether a contract with a customer subject to ASC 606 exists.

The Company’s hosting agreement commences on the service commencement date (contractually specified date) and continues for a three year period. The customer has the right to terminate the contract for convenience at any time upon with thirty days prior written notice provided it has paid off in full the purchase of any hardware financed by the Company (e.g., miners) and payment of a termination fee. The amount of the termination fee would equal the total (estimated) hosting fee that would be owed for the remaining term of the agreement at time of contract cancellation. The contract term automatically renews annually until prior written notice is provided by either party prior to the expiration of the current term. The Company determined the customer termination right not to be substantive because of the requirement to pay both the remainder of the equipment financing and a termination fee. That is, a substantive termination penalty exists that supports enforceable rights and obligations existing for the entire stated term of the contract.

Step 2

A performance obligation is a promise in a contract to transfer a ‘distinct’ good or service. The Company considers a number of factors when determining whether an explicit or implicit promise is a separate performance obligation, including whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer, whether the Company provides a significant service of integrating goods or services to deliver a combined output to the customer, or whether the goods or services are highly interdependent. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

To identify the performance obligations, the Company first identified the promised goods and services. Promised goods and services do not include administrative or set-up activities that do not transfer a good or service to the customer (ASC 606-10-25-17). Once identified, material promised goods and services must then be assessed to determine whether they represent separate performance obligations, which is the unit of accounting to which the five-step revenue recognition model in Topic 606 is applied.

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In identifying performance obligations in a contract, the standard provides the following guidance:

ASC 606-10-25-14 At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a.	A good or service (or a bundle of goods or services) that is distinct

b.	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer (see paragraph 606-10-25-15).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

Paragraphs 606-10-25-16 and 25-16A acknowledge that promised goods or services in contracts with customers may be implicit as well as explicitly stated.

Based on the above guidance, the Company identified the following main activities in the combined contract:

1.	Sale of Mining Equipment (4,000 Canaan miners)

2.	“Basic” level hosting services (“Hosting Services”). Including provisioning power and physical rack space to the miners, ambient air cooling at the facility for the miners, rebooting miners, and Basic Remote Hands (only unplugging and replugging offline machines. No repairs or replacement services provided).

3.	6-month guarantee on Mining Equipment (promise to repair, replace, or refund any deployed units in need of repair within the first 6 months)

The Company reviewed the aforementioned main activities to determine if they transfer a good or service to a customer and hence represent a promised good or service. If any of these activities pertain to administrative tasks or contract set-up, they do not qualify as a promised good or service and cannot be considered further for qualification as a performance obligation.

The Company determined that all of the activities in the contract represent promised goods or services because they provide an incremental benefit to the customer beyond solely providing access to a subsequent good or service. The Company also considered and concluded that none of the promised services in the contracts are immaterial in the context of the contract with the customer. The Company believes that performance or delivery of each activity in the contract is necessary for delivery of the customer’s desired end output (hosting service), each activity is expected by the customer and each activity helps ensure that the ultimate service reflects the customer’s unique situation and addresses their needs.

Distinct

Having determined the population of material promised services, the Company considered whether they collectively constitute a single performance obligation or are distinct units of accounting under Topic 606. According to ASC 606-10-25-19, a good or service that is promised to a customer is distinct if both of the following criteria are met:

a.	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

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b.	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

The ‘distinct’ conditions in ASC 606-10-25-19 are further described in ASC 606-10-25-20 and 25-21.

The Company concluded that all of the promised services are capable of being distinct in accordance with paragraph 606-10-25-19(a). The promised goods and services of the miners, basic hosting services, and product warranty are capable of being distinct because the customer benefits from the provision or performance of each individual good or service on its own or in conjunction with other services that the Company will have already transferred to the customer under the contract. For example, the customer can benefit from the provision of hosting services and the warranty together with the miners under the contract. Thus, the Company concluded that the customer can benefit from each promised service and the criterion in ASC 606-10-25-19(a) is met.

The Company next considered the principle and the factors in paragraph 606-10-25-21 in determining whether each of the above promised goods and services in the contract are inputs to a combined item.

The Company observed that each of the factors in paragraph 606-10-25-21 contributes to, but is not individually determinative of, the conclusion that the promised services are not separately identifiable from one another. The Company observed that the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs.

The hosting services provided are intended to be a single, combined service that includes the use of the miners, and hosting of the miners (provision of energy, rack space, etc.) to provide the customer the ultimate output of hashrate to mine Bitcoin. Additionally, while both the equipment sale and hosting services are capable of being distinct, under the contracts the customer cannot take physical possession of the equipment unless they terminate the hosting agreement, which cannot be done until the financed equipment is paid in full, and after paying a termination fee equal to the total (estimated) hosting fee that would be owed for the remaining term of the agreement. Additionally, if the Company defaults due to not meeting the Deployment Schedule, the customer can terminate both the purchase and hosting agreements, further evidencing that the sale of equipment and hosting services are representative of a combined service. As a result, the sale of mining equipment and hosting services are concluded not separately identifiable and should be bundled together as a single performance obligation in accordance with ASC 606-10-25-22.

Series

Because identifying whether a performance obligation is a series could be critical to the accounting for modifications or variable consideration, the Company evaluated whether the performance obligation is a series. A performance obligation is a “series” if it represents a promise to transfer to the customer distinct goods or services that are substantially the same and that have the same pattern of transfer, per ASC 606-10-25-14(b). For the distinct goods or services to have the same pattern of transfer to the customer, two conditions must exist per paragraph 606-10-25-15:

●	Each distinct good or service in the series must be a performance obligation satisfied over time (ASC 606-10-25-27)

●	The same method of measuring progress would be used to measure complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.

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If a series of distinct goods or services meets the criteria in ASC 606-10-25-14(b) and 25-15, an entity is required to treat that series as a single performance obligation.

In determining whether distinct goods or services comprise the single performance obligation in the contract that are substantially the same, FASB Transition Resource Group (“TRG”) members generally agreed that entities need to first determine the nature of their promise. This is because the nature of the promise could be a series that consists of either:

●	specified quantities of the underlying good or service delivered (e.g., each unit of a good) or

●	distinct time increments (e.g., a monthly service).

By determining the nature of the promise, the focus of the evaluation for assessing the ‘distinct’ and ‘substantially the same’ criterion can be determined. That is, this determination will either focus on each good or service or each time increment, as follows:

●	If the nature of the promise is the delivery of a specified quantity of goods or services, an entity evaluates whether each unit of the good or service is distinct, substantially the same and has the same pattern of transfer.

●	Conversely, if the nature of the entity’s promise is to stand ready or to provide a single service for a period of time (unspecified quantity), the entity evaluates whether each time increment is distinct, substantially the same and has the same pattern of transfer. It is generally not important that the entity might undertake different activities to fulfill that promise.

For its Contract, the Company determined the nature of its promise to be a single service of hosting provided over the contract term. Although the extent to which the various underlying activities may be performed can significantly vary each month, such is not relevant to the evaluation of the nature of the promise1. The promised service of hosting is the same each month. Because the Company has promised to provide an unspecified quantity of activities, rather than a defined number of services, the Company determined that the nature of the Company’s promise is a single integrated hosting service (the underlying activities are not distinct from one another). Hence, each time increment of service should be evaluated to determine whether they are distinct, substantially the same and have the same pattern of transfer.

Regarding the ‘series’ condition of distinct, the Company believes that each month of service is capable of being distinct because the customer benefits each month from the hosting services (i.e., all of the underlying activities including mining equipment hashrate, co-location, the provision of electricity, ambient air cooling, basic maintenance). Also, each month is distinct within the context of the contract (separately identifiable) because the Company does not provide an integration service between months (that is, while the activities are generally coordinated and inputs to the combined service, each month those combined activities are provided is not an input to a combined item), each month’s combined service does not modify or customize another month, and the months of service are generally not highly interdependent or highly interrelated because the Company can fulfill its obligations each month independent of fulfilling its obligations for the other months.

1 FASB TRG Agenda memo no. 39.

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The Company also believes it is reasonable to conclude each month of service is substantially the same. That is, even if the individual activities that comprise the performance obligation vary from month to month, the nature of the overall promise is the same from month to month. Therefore, the Company has promised the monthly hosting service.

The Company next considered whether each distinct time period of service (each month) has the same pattern of transfer to the customer. This ‘series’ condition entails both:

(1) the distinct goods or services being performance obligations that are satisfied over time, and

(2) application of the same method of measuring progress to transfer each distinct good or service in the series.

The Company concluded that the promised service of hosting is satisfied over time because the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs, per criteria (a) of ASC 606 -10-25-27. The customer benefits throughout the contract term from the Company’s performance. The Company’s efforts do not culminate in an end product. If another entity were to assume the remainder of the performance obligation (hypothetically), the other vendor would not need to reperform work completed to-date.

In determining the best measure of progress to depict the Company’s progress toward complete satisfaction of its performance obligation under the hosting agreement, the Company considered that the customer obtains the same benefit each month throughout the contract term. The Company expects the customer to benefit equally from each month of service and the Company’s efforts are expected to be incurred evenly over time. As such, the Company determined that a time-based input measure is the most appropriate measure of progress. The progress towards satisfaction of the performance obligation represented by each distinct time increment (monthly service) would be measured in the same manner.

In summary, the Company determined that its promise to provide the hosting service is a performance obligation comprised of a series of distinct monthly service periods. The monthly service performed is distinct (from other monthly service periods) and substantially the same. If accounted for separately, each monthly provision of hosting service would be recognized over time. The Company understands that significant judgment is involved in this assessment and accordingly considered what the alternative accounting would be. The Company does not believe the conclusion would be materially different if the performance obligation was not concluded to be a series. The performance obligation overall would still qualify for satisfaction over time and with a pattern of transfer based on energy consumption of the customer’s miners, per Step 5 below. The variable monthly hosting services fee would still be recognized each month as services are performed and the underlying contingency (power consumption) is resolved monthly. The portion of the estimated total variable consideration in the contract pertaining to each month of service would no longer be subject to the constraint at the end of each month.

Material Right

A customer option should be accounted for as a separate performance obligation only if it provides a material right to the customer that the customer would not receive without entering into the contract. A customer cancellation right is economically similar to a renewal right. ASC 606-10-55-41 through 55-43 explain the accounting for customer options for additional goods or services as follows:

ASC 606-10-55-41 Customer options to acquire additional goods or services for free or at a discount come in many forms, including sales incentives, customer award credits (or points), contract renewal options, or other discounts on future goods or services.

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ASC 606-10-55-42 If, in a contract, an entity grants a customer the option to acquire additional goods or services, that option gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract (for example, a discount that is incremental to the range of discounts typically given for those goods or services to that class of customer in that geographical area or market). If the option provides a material right to the customer, the customer in effect pays the entity in advance for future goods or services, and the entity recognizes revenue when those future goods or services are transferred or when the option expires.

ASC 606-10-55-43 If a customer has the option to acquire an additional good or service at a price that would reflect the standalone selling price for that good or service, that option does not provide the customer with a material right even if the option can be exercised only by entering into a previous contract. In those cases, the entity has made a marketing offer that it should account for in accordance with the guidance in this Topic only when the customer exercises the option to purchase the additional goods or services.

Based on the above guidance, the Company evaluated whether the customer’s option to terminate the hosting agreement for convenience, once they have paid off in full the purchase price of the miners financed by the Company, provides them with a material right. In this regard, the Company observed that while the customer has a contract cancellation right, they would incur a termination fee. This fee would consist of the entire unpaid contract balance, including all future monthly hosting fees that would be owed through the 36 month term of the contract. Further, if the customer does not exercise its cancellation right during the contract term, they do not receive a discount on renewal; that is, they receive no discount on the additional services provided by the Company in any renewal period. The termination fee is designed to be a penalty for terminating the agreement early. As a result, customer’s right to cancel the contract for convenience is not considered an option that provides a material right to the customer and there is accordingly no additional, separate performance obligation to account for.

Warranty

The Company considered the Topic 606 warranty implementation guidance to determine how to account for the six-month warranty on the miners. ASC 606-10-55-29 through 55-35 provide guidance on accounting for warranty obligations:

ASC 606-10-55-29 Contracts in which a customer may return a defective product in exchange for a functioning product should be evaluated in accordance with the guidance on warranties in paragraphs 606-10-55-30 through 55-35.

ASC 606-10-55-30 It is common for an entity to provide (in accordance with the contract, the law, or the entity’s customary business practices) a warranty in connection with the sale of a product (whether a good or service). The nature of a warranty can vary significantly across industries and contracts. Some warranties provide a customer with assurance that the related product will function as the parties intended because it complies with agreed-upon specifications. Other warranties provide the customer with a service in addition to the assurance that the product complies with agreed-upon specifications.

ASC 606-10-55-31 If a customer has the option to purchase a warranty separately (for example, because the warranty is priced or negotiated separately), the warranty is a distinct service because the entity promises to provide the service to the customer in addition to the product that has the functionality described in the contract. In those circumstances, an entity should account for the promised warranty as a performance obligation in accordance with paragraphs 606-10-25-14 through 25-22 and allocate a portion of the transaction price to that performance obligation in accordance with paragraphs 606-10-32-28 through 32-41.

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ASC 606-10-55-32 If a customer does not have the option to purchase a warranty separately, an entity should account for the warranty in accordance with the guidance on product warranties in Subtopic 460-10 on guarantees, unless the promised warranty, or a part of the promised warranty, provides the customer with a service in addition to the assurance that the product complies with agreed-upon specifications.

ASC 606-10-55-33 In assessing whether a warranty provides a customer with a service in addition to the assurance that the product complies with agreed-upon specifications, an entity should consider factors such as:

a.	Whether the warranty is required by law-If the entity is required by law to provide a warranty, the existence of that law indicates that the promised warranty is not a performance obligation because such requirements typically exist to protect customers from the risk of purchasing defective products.

b.	The length of the warranty coverage period-The longer the coverage period, the more likely it is that the promised warranty is a performance obligation because it is more likely to provide a service in addition to the assurance that the product complies with agreed-upon specifications.

c.	The nature of the tasks that the entity promises to perform-If it is necessary for an entity to perform specified tasks to provide the assurance that a product complies with agreed-upon specifications (for example, a return shipping service for a defective product), then those tasks likely do not give rise to a performance obligation.

ASC 606-10-55-34 If a warranty, or a part of a warranty, provides a customer with a service in addition to the assurance that the product complies with agreed-upon specifications, the promised service is a performance obligation. Therefore, an entity should allocate the transaction price to the product and the service. If an entity promises both an assurance-type warranty and a service-type warranty but cannot reasonably account for them separately, the entity should account for both of the warranties together as a single performance obligation.

ASC 606-10-55-35 A law that requires an entity to pay compensation if its products cause harm or damage does not give rise to a performance obligation. For example, a manufacturer might sell products in a jurisdiction in which the law holds the manufacturer liable for any damages (for example, to personal property) that might be caused by a consumer using a product for its intended purpose. Similarly, an entity’s promise to indemnify the customer for liabilities and damages arising from claims of patent, copyright, trademark, or other infringement by the entity’s products does not give rise to a performance obligation. The entity should account for such obligations in accordance with the guidance on loss contingencies in Subtopic 450-20 on contingencies.

The Company observed that under the purchase agreement, if any deployed miners need to be repaired within six months of the hosting services contract effective date, they will be repaired at the Company’s cost. If the unit is unable to be repaired, the Company in its sole discretion can choose to replace or refund the unit in question. This guarantee was provided to ensure the quality of the miners purchased by the customer. This customer cannot separately purchase the warranty. The Company also assessed whether the warranty included a promised service in addition to the assurance that the product complies with agreed-upon specifications, in accordance with ASC 606-10-55-33. The Company believes that the short term warranty is brief in comparison to the three to four year estimated remaining useful lives of the miners. Such supports the purpose of the warranty, to assure the customer of the quality of the miners at deployment – with any repairs required during this period being deemed to represent defects in the miners as of time of transfer.

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In summary, the warranty covers functionality and quality compliance with agreed-upon specifications of the miners. There is no incremental service provided in addition to the assurance that the product complies with agreed-upon specifications and cannot be purchased separately. Accordingly the warranty is an assurance-type warranty and will be accounted for under ASC 460-10.

ASC 460-10-25-5 through 25-7 includes the guidance for recognizing product warranties in its scope. Because uncertainty surrounds claims that many be made under product warranties, they fall within the definition of a contingency. As such, the Company should accrue losses from warranty obligations when losses (warranty claims) are both probable and estimable, per paragraph 450-20-25-2.

Step 3

Determining the transaction price is an important step in applying Topic 606 because this amount is allocated to the identified performance obligations and is recognized as revenue as those performance obligations are satisfied. The definition of transaction price is “the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties” (ASC 606-10-32-2).

Paragraphs 606-10-32-2 and 32-3 provide the following baseline guidance on determining the transaction price:

ASC 606-10-32-2 An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

ASC 606-10-32-3 The nature, timing, and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:

a.	Variable consideration (see paragraphs 606-10-32-5 through 32-10 and 606-10-32-14)

b.	Constraining estimates of variable consideration (see paragraphs 606-10-32-11 through 32-13)

c.	The existence of a significant financing component in the contract (see paragraphs 606-10-32-15 through 32-20)

d.	Noncash consideration (see paragraphs 606-10-32-21 through 32-24)

e.	Consideration payable to a customer (see paragraphs 606-10-32-25 through 32-27).

The contract includes the following forms of consideration to which the Company expects to be entitled in exchange for providing goods and services:

●	Fixed fee – for the miners sold

●	Monthly variable fee – for the monthly hosting services; based on the amount of energy consumed by the customer’s hosted miners

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An upfront deposit for approximately 31% of the estimated total contract consideration was collected.

Variable Consideration

Step 3 requires the Company to assess whether a contract with a customer contains variable consideration because special accounting considerations and treatment apply to this form of consideration. Variable consideration is defined broadly in ASC 606, it encompasses any number of factors that could change the amount of consideration to which the entity expects to be entitled in exchange for promised goods or services, including the occurrence or non-occurrence of events.

The guidance in ASC 606-10-32-5 requires entities to estimate variable consideration at contract inception and at the end of each reporting period to determine the amount of the consideration that can be included in the transaction price (and hence in revenue). One of two estimation methods is to be used, depending on which method is expected to better predict the amount to consideration to which the entity will be entitled (discussed below).

ASC 606-10-32-5 through 32-6 provide the following guidance on assessing whether the transaction price includes variable consideration:

ASC 606-10-32-5 If the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer.

ASC 606-10-32-6 An amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The promised consideration also can vary if an entity’s entitlement to the consideration is contingent on the occurrence or nonoccurrence of a future event. For example, an amount of consideration would be variable if either a product was sold with a right of return or a fixed amount is promised as a performance bonus on achievement of a specified milestone.

Based on the explanation of variable consideration, the Company determined that the hosting fee in the contract is a variable form of consideration. The monthly hosting fee contains a variable element, kilowatt hours (KWH) of energy consumed by the customer’s hosted miners in a given month. The amount of KWH consumed is subject to change each month. While the price per KWH is specified in the contract, given the variability of KWHs consumed each month (to which the price is applied in determining the monthly fee) the monthly fee is subject to change month-to-month. The Company also observed that there is no guaranteed minimum KWH.

Estimating Variable Consideration

As discussed above, variable consideration is generally required to be estimated at contract inception and reassessed at the end of each reporting period. An entity is required to estimate variable consideration using either an “expected value” method or the “most likely amount” method depending on which method the Company expects would better predict the amount of consideration to which it expects to be entitled, as described in ASC 606-10-32-8. One estimation method should be applied consistently throughout the contract term.

Constraining Estimates of Variable Consideration

Before it can include any amount of variable consideration in the transaction price, an entity must consider whether the amount of variable consideration is required to be constrained. Under ASC 606-10-32-11, variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Both the likelihood and magnitude of a reversal must be assessed in applying the constraint. With respect to likelihood, the factors in ASC 606-10-32-12 are considered.

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Exceptions to Estimating Variable Consideration

While the general transaction price determination requirements require variable consideration to be estimated at contract inception and then reassessed every reporting period, as explained above, Topic 606 does not require variable consideration to be estimated, including application of the guidance on constraining estimates of variable consideration, in one of three situations, one situation pertaining to the exception for allocation of variable consideration in ASC 606-10-32-39 through 32-41.

The Company considered applicability of the variable consideration allocation exception because the identified performance obligation in the hosting agreement is comprised of a series, see Step 2 above. ASC 606-10-32-39 explains that the allocation of variable consideration exception may apply when a performance obligation is a series. That is, per subparagraph (b) of ASC 606-10-32-39, if two conditions are met, variable consideration may be attributed to the entire contract or to a specific part of the contract, such as one or more but not all distinct goods or services promised in a series of distinct goods or services that forms part of a single performance obligation in accordance with paragraph 606-10-25-14(b).

The following two conditions must be met for the allocation of variable consideration exception to apply:

(1)	The terms of the variable payment relate to an entity’s efforts to satisfy a specific part of a contract (i.e., one or more (but not all) performance obligations or distinct goods or services promised in a series), and

(2)	Allocating the consideration to this specific part of the contract is consistent with the overall allocation objectives of the standard.

Topic 606 discusses the allocation of variable consideration exception in paragraphs 606-10-32-39 through 32-40. This variable consideration allocation guidance is applied to each type of variable consideration within a contract. Application of the exception is not optional if one of the situations described in ASC 606-10-32-39 exists and the conditions in ASC 606-10-32-40 are met.

If the criteria in ASC 606-10-32-39 through 32-41 are met, the entity must allocate the variable consideration (and subsequent changes) entirely to the related performance obligation or distinct goods or services in a series.

The Company determined that the allocation of variable consideration exception applies because:

●	The monthly variable fees directly relate to the transfer of the distinct monthly increments of hosting services. For example, the monthly fee corresponds with the customer’s usage of the data center (as measured by kWh of energy consumed), which corresponds with the extent of services required for upkeep and operation of the data center. and

●	The allocation objective is met because all forms of variable consideration represent value to the customer based on the amount of service performed which the customer consumes in each distinct increment of time. Further, the pricing is consistent with the Company’s standard pricing.

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In summary, the allocation of variable consideration exception in ASC 606-10-32-39 applies to the monthly hosting fee. The fee qualifies for this allocation exception because the criteria in ASC 606-10-32-40 are met. The monthly fee is therefore not required to be estimated at contract inception when determining the transaction price for allocation to performance obligations in the contract. Variability in the actual amounts earned each time period (based on energy utilized by the customer’s mining equipment) is recognized each monthly service period without regard to a perceived stand-alone selling price of the service provided. That is, this fee is allocable to the distinct increments of time that comprise the performance obligation, i.e., each monthly period of hosting service.

For each monthly service period, the Company concluded that its estimate of the monthly hosting fee is not constrained from inclusion in the transaction price. The Company uses the expected value method because it better predicts the amount of consideration to which it will be entitled given a large number of possible outcomes under the contract. Before the Company can include any amount of the variable consideration in the transaction price at the beginning of each month, the Company considers whether the amount of variable consideration is required to be constrained. The Company concluded that constraining the estimated amount of the hosting fee each month is not necessary. Based on the number, model, and power consumption of hosted miners, and an estimate of anticipated downtime during the month for either data center power supply or miners based on historical experience, the Company has the ability to estimate each month’s hosting fee. And, hence, the Company requires prepayment of such. At the end of each month, the underlying contingency is resolved because actual kWh consumption becomes known and any adjustment to the monthly estimate can then accordingly be made. Hence, as each distinct period of service (each month of hosting service) is completed, the variable consideration earned in that period can be recognized because the underlying contingency (energy utilization) is resolved and the fee is determinable.

Significant Financing Component

The Company observed that the contract entails the receipt of consideration that does not match the timing of the transfer of promised goods or services to the customer. As described above, under the contract, the customer made a significant upfront payment (approximately 31% of total estimated contract consideration) and prepays monthly an estimated hosting services fee. Accordingly, the Company considered the guidance on significant financing components.

ASC 606-10-32-15 provides guidance for determining whether a significant financing component exists in a contract with a customer:

ASC 606-10-32-15 In determining the transaction price, an entity shall adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer or the entity with a significant benefit of financing the transfer of goods or services to the customer. In those circumstances, the contract contains a significant financing component. A significant financing component may exist regardless of whether the promise of financing is explicitly stated in the contract or implied by the payment terms agreed to by the parties to the contract.

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Paragraph ASC 606-10-32-17 provides certain circumstances whereby a contract would not be considered to include a significant financing component:

ASC 606-10-32-17 Notwithstanding the assessment in paragraph 606-10-32-16, a contract with a customer would not have a significant financing component if any of the following factors exist:

a.	The customer paid for the goods or services in advance, and the timing of the transfer of those goods or services is at the discretion of the customer.

b.	A substantial amount of the consideration promised by the customer is variable, and the amount or timing of that consideration varies on the basis of the occurrence or nonoccurrence of a future event that is not substantially within the control of the customer or the entity (for example, if the consideration is a sales-based royalty).

c.	The difference between the promised consideration and the cash selling price of the good or service (as described in paragraph 606-10-32-16) arises for reasons other than the provision of finance to either the customer or the entity, and the difference between those amounts is proportional to the reason for the difference. For example, the payment terms might provide the entity or the customer with protection from the other party failing to adequately complete some or all of its obligations under the contract.

ASC 606-10-32-18 provides a practical expedient that an entity may apply if the period between transfer of a good or service and payment by the customer is one year or less.

The Company observed that a significant down payment is not unusual given the nature of the mining industry, including the scarcity of available miners at the time the contract was entered into. The primary purpose of the Company collecting the down payment is not to receive financing from the customer; instead, such reflects a business decision to mitigate risks associated with providing hosting services by locking in a commitment from the customer’s purchase of the services up front. This is considered especially important given that the Company can no longer use the miners sold under the arrangement for self-mining purposes. As a result, the Company concluded that a significant financing component does not exist related to the advanced payment in accordance with ASC 606-10-32-17(c).

The Company also noted that for the duration of the contract, the customer is required to prepay estimated monthly hosting fee. The timing difference between provision of services and receipt of payment is therefore approximately 30 days or less. As such, the Company elected to apply the practical expedient in ASC 606-10-32-18 for those payments as well and to not adjust the amount of consideration to which it expects to be entitled for the transferred promised services for the effects of a significant financing component.

Consideration Payable to a Customer

The Company provides a service level agreement guarantee that it will maintain customer hardware (i.e., specialized hardware, including PSUs, CPUs, ASICs and/or GPU and boards, required to conduct its mining business) uptime of 95% (or more). Otherwise, the customer will be entitled to downtime compensation. This consideration potential is a form of variable consideration payable to a customer. Variable consideration is a broad concept in the revenue standard. As noted in ASC 606-10-32-6, an amount of consideration can be variable because of “discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.” Accordingly, the downtime consideration provision is subject to the same process of estimation and constraint consideration as other forms of variable fees. That said, the Company deems the likelihood of such instances occurring to be remote and any refund amounts that would be required to be immaterial. The Company will therefore monitor for these situations going forward and reassess applicability of the guidance on variable consideration accordingly.

Should a downtime event occur and downtime consideration be due, such amount paid to the customer at that time would not be in exchange for a distinct good or service that the customer transfers to the Company. Accordingly, the downtime compensation would be reflected as a reduction of the transaction price (and hence revenue) in accordance with the guidance on consideration payable to a customer in accordance with the guidance on consideration payable to a customer in in ASC 606-10-32-25 through 32-27.

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In determining the aforementioned treatment of the downtime consideration, the Company considered the guidance in ASC 606-10-32-25 through 32-27 as well as the related FASB TRG discussion (and subsequent agreement) on the potential inconsistency between the consideration payable guidance and the variable consideration guidance regarding timing of recognition. Topic 606 defines consideration payable to a customer and explains that variable amounts of such are subject to the guidance on variable consideration, as follows:

ASC 606-10-32-25 Consideration payable to a customer includes:

a.	Cash amounts that an entity pays, or expects to pay, to the customer (or to other parties that purchase the entity’s goods or services from the customer)

b.	Credit or other items (for example, a coupon or voucher) that can be applied against amounts owed to the entity (or to other parties that purchase the entity’s goods or services from the customer)

c.	Equity instruments (liability or equity classified) granted in conjunction with selling goods or services (for example, shares, share options, or other equity instruments).

An entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service (as described in paragraphs 606-10-25-18 through 25-22) that the customer transfers to the entity. If the consideration payable to a customer includes a variable amount, an entity shall estimate the transaction price (including assessing whether the estimate of variable consideration is constrained) in accordance with paragraphs 606-10-32-5 through 32-13.

ASC 606-10-32-26 If consideration payable to a customer is a payment for a distinct good or service from the customer, then an entity shall account for the purchase of the good or service in the same way that it accounts for other purchases from suppliers. If the amount of consideration payable to the customer exceeds the fair value of the distinct good or service that the entity receives from the customer, then the entity shall account for such an excess as a reduction of the transaction price. If the entity cannot reasonably estimate the fair value of the good or service received from the customer, it shall account for all of the consideration payable to the customer as a reduction of the transaction price.

ASC 606-10-32-27 Accordingly, if consideration payable to a customer is accounted for as a reduction of the transaction price, an entity shall recognize the reduction of revenue when (or as) the later of either of the following events occurs:

a.	The entity recognizes revenue for the transfer of the related goods or services to the customer.

b.	The entity pays or promises to pay the consideration (even if the payment is conditional on a future event). That promise might be implied by the entity’s customary business practices.

Regarding timing of recognition of variable consideration payable to a customer, members of the FASB TRG generally agreed that if an entity has historically provided or intends to provide this type of consideration to customers, the guidance on estimating variable consideration (i.e., ASC 606-10-32-5 through 32-7) would require the entity to consider such amounts at the contract’s inception when the transaction price is estimated, even if the entity has not yet provided or promised to provide this consideration to the customer. Thus, if the consideration paid or payable to a customer includes variable consideration, an entity would use either the expected value method or most likely amount method to estimate the amount to which the entity expects to be entitled and apply the constraint to the estimate to determine what if any amount of the variable consideration payable to the customer should be included in the transaction price. In applying this guidance to the Company’s hosting agreement, the Company observes that the downtime compensation provision exists as of contract inception but that an estimated amount of the variable consideration is constrained in its entirety from inclusion in the transaction price until incurrence of a downtime event (< 95% uptime) requiring said payment. As indicated above, instances of when the downtime consideration provision would apply are deemed remote. Additionally, based on review of factors that could increase the likelihood or the magnitude of a revenue reversal (and hence argue for application of the constraint on estimate of the variable consideration) in ASC 606-10-32-12, the uncertainty about the amount of consideration is not expected to be resolved for a long period of time, past experience with hosting agreements that include a similar service level agreement is limited, and the amount of downtime consideration is highly susceptible to factors outside the Company’s influence (e.g., demand response events required the power supplier).

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Step 4

After separate performance obligations are identified and the transaction price determined, ASC 606 generally requires the transaction price to be allocated to performance obligations in proportion to their standalone selling prices. The transaction price is then recognized as revenue as those performance obligations are satisfied. The transaction price determined in Step 3 of the model should therefore be allocated to each performance obligation (or distinct good or service in a series) identified in Step 2 of the model on a relative standalone selling price basis.

The standalone selling price is the price at which an entity would sell a good or service on a standalone (or separate) basis at contract inception. The Company reviewed the guidance in ASC 606-10-32-28 which provides the following core principle for allocating the transaction price:

ASC 606-10-32-28 The objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer.

This core principle is achieved by allocating the transaction price to each performance obligation on a relative standalone selling price basis, as provided in ASC 606-10-32-29:

ASC 606-10-32-29 To meet the allocation objective, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis in accordance with paragraphs 606-10-32-31 through 32-35, except as specified in paragraphs 606-10-32-36 through 32- 38 (for allocating discounts) and paragraphs 606-10-32-39 through 32-41 (for allocating consideration that includes variable amounts).

ASC 606-10-32-30 clarifies that allocation of contract transaction price is only required when there is more than one performance obligation or a single performance obligation exists that is a series in a contract that includes variable amounts of promised consideration. This paragraph explains that an exception to the default method for allocating transaction price based on relative standalone selling prices may apply when there is only one performance obligation that is comprised of a series of distinct goods or services (specifically, an exception for allocating variable consideration). As discussed in Step 2, above, the Company’s contract with the customer contains a single performance obligation. While the contract does not include multiple performance obligations to which the transaction price is required to be allocated, the identified single performance obligation was concluded to be comprised of a series of distinct services and the contract includes variable consideration. Accordingly, the Company considered applicability of the allocation of variable consideration exception as part Step 2 (see above).

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Step 5

The final step in Topic 606’s revenue recognition framework is to recognize revenue when (or as) an entity satisfies a performance obligation by transferring a promised good or service to a customer. Under this step, the Company must first determine whether each performance obligation is satisfied at a point in time or over time.

Topic 606 applies a single model (based on control) to all revenue transactions to determine when revenue should be recognized. ASC 606-10-25-25 defines control of an asset as the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.” More specifically, ASC 606-10-25-23 and 25-25 explain that an entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer and that this transfer occurs when the customer “obtains control” of that asset.

If an entity concludes that revenue should be recognized over time, then a method of recognizing revenue over time that faithfully depict the entity’s performance to date for producing the product.

ASC 606-10-25-27 provides the following guidance on assessing whether a performance obligation is satisfied over time:

ASC 606-10-25-27: An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see paragraphs 606-10-55-5 through 55-6).

b.	The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see paragraph 606-10-55-7).

c.	The entity’s performance does not create an asset with an alternative use to the entity (see paragraph 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see paragraph 606-10-25-29).

The Company assessed whether the Company’s satisfaction of the service of hosting performance obligation meets any of the ‘over time’ characteristics described in ASC 606-10-25-27. If one or more of those characteristics are met, such would imply that control over the services does not transfer at a discrete point in time. In relation to the criterion in paragraph 606-10-25-27(a), an entity’s performance in a typical service contract creates an asset only momentarily because that asset is simultaneously received and consumed by the customer and therefore the customer obtains control of an entity’s output as the entity performs. The Company expects that the customer simultaneously receives and consumes the benefits of the Company’s performance as hosting services (use of the mining equipment,, co-location, provision of electricity, ambient air cooling, basic maintenance, etc.) are performed because the Company will not create or enhance an asset that results in work in progress that the customer controls at any reporting date. Also, another entity would not need to reperform the work the Company completed to date if that other entity were to fulfill the remaining performance obligation to the customer. Potential limitations, both contractual and practical, that would prevent the Company from transferring the remaining performance obligation to another party are disregarded in making this assessment, per ASC 606-10-55-6(b) – i.e., the assessment is hypothetical. The Company believes that the benefits from each month of hosting service (Bitcoin mining) is received and consumed by the customer as the Company performs and hence the performance obligation is satisfied over time.

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Upon determining that the performance obligation in the contract is satisfied over time, the Company considered the appropriate method for depicting satisfaction of that obligation over time; that is, how far complete the Company’s progress is as of any given reporting period. The Company observed that a method of measuring progress must depict the entity’s performance in transferring control of the promised goods or services that comprise a performance obligation. The appropriate method is based on the nature of the good or service promised to transfer to the customer. Importantly, each performance obligation can have only a single revenue recognition measure of progress method and must remeasure its progress at the end of each reporting period, per ASC 606-10-25-32. ASC 606-10-25-33 identifies two appropriate methods of measuring progress, output methods and input methods. ASC 606 includes the following descriptions of output methods and input methods:

Output Methods

ASC 606-10-55-17 Output methods recognize revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. Output methods include methods such as surveys of performance completed to date, appraisals of results achieved, milestones reached, time elapsed, and units produced or units delivered. When an entity evaluates whether to apply an output method to measure its progress, the entity should consider whether the output selected would faithfully depict the entity’s performance toward complete satisfaction of the performance obligation. …

Input Methods

ASC 606-10-55-20 Input methods recognize revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation (for example, resources consumed, labor hours expended, costs incurred, time elapsed, or machine hours used) relative to the total expected inputs to the satisfaction of that performance obligation. If the entity’s efforts or inputs are expended evenly throughout the performance period, it may be appropriate for the entity to recognize revenue on a straight-line basis.

The Company determined that the output method should be used to measure progress. This method most appropriately reflects the Company’s performance as it provides the hosting service each month. It is based on direct measurement of value to the customer of the service transferred to date relative to the total services promised. The monthly consumption of power as measured in kWh is the key value-driver of the service to customers. Monthly power consumption reflects the uptime of the data center (i.e., the Company’s management of its power supply agreement) and status/proper maintenance of the miners (e.g., the Company’s promptness of addressing any broken or worn power cables, repairing nonfunctioning miners or arranging with customer for replacement, etc.) Effectively, monthly power consumption reflects the customer’s usage of, and hence benefit from, the Company’s provision of the hosting service. This conclusion was reached upon determining that the benefits of the hosting service are not spread evenly over all of the distinct increments of time (each monthly service period) in the contract term. Only as and when the hosting service is availed by the customer does the customer obtain control over the promised service.

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Exhibit C

ACCOUNTING MEMORANDUM

TO:	Company Accounting Files
FROM:	The Accounting Department
DATE:	September 2023
RE:	Accounting analysis for U.S. Data Mining Group, Inc.’s mining equipment transactions

Executive Summary:

U.S. Data Mining Group, Inc. (the “Company”) entered into its first mining equipment sales contract in the first quarter of fiscal year 2023. Mining equipment sales contracts are for a fixed price and do not include a significant financing component. All consideration received is cash consideration. The Company recognizes mining equipment revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers and when collectability is reasonably assured. The transfer of control is considered complete when products have been picked up by or shipped to the Company’s customers based on the terms of the contract. The determination of collectability is based on management’s evaluation of a customer’s creditworthiness. Some contracts can also include upfront deposits or require the customer to pay the full sale price up front. Any advance payments are recorded as deferred revenue and recognized as revenue when the transfer of control is considered complete.

The purpose of this memo is to determine how the Company should account for its mining equipment transactions for the period ending December 31, 2022.

ACCOUNTING ISSUES AND SUMMARY CONCLUSIONS:

The following issues were evaluated in connection with the Company’s subsequent accounting of its mining equipment transactions:

Accounting Issue	Summary Conclusion
What accounting literature applies to the Company’s mining equipment transactions?

The Company had one mining equipment sale agreement during the three months ended September 30, 2022 and as of December 31, 2022, for total consideration of approximately $3.6 million. While not presently a core business of the Company, the Company plans to sell miners as another business line in an effort to facilitate and generate business for its hosting services offering and for taking advantage of market opportunities. As indicated in ASC 606-10-15-3, the revenue standard applies to a contract only if the counterparty to the contract is a customer. The Company believes that the counterparty to the Company’s equipment purchase agreement meets the Topic 606’s definition of a customer. The Company is providing a service (sale of goods) as part of its (planned) ordinary activities in exchange for consideration.

What are the results of the five steps in ASC 606?	Based on application of Topic 606’s five step revenue recognition framework, the Company determined that the equipment sale agreement is a contract with a customer within scope of Topic 606 and contains multiple performance obligations satisfied at a point in time (all on the same date) for a fixed amount of consideration. Specifically, the Company agreed to sell and deliver approximately 1,700 pieces of Bitcoin mining equipment (miners) in exchange payment in full upon (prior to) delivery. Upon payment and delivery, the customer obtained legal title to all of the miners.

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What significant accounting judgements were made and what alternatives, if any, were considered and rejected?

In arriving at the conclusions above, the Company considered involvement of significant accounting judgements or alternative methods to account for this contract and concluded that none existed or applied. For example, the contract does not pertain to leases, financial instruments, insurance, guarantees, or nonmonetary exchanges. In particular:

●         ASC 460, Guarantees – Not applicable. The Company does not offer any warranty on the mining equipment, assurance or service-wise. All miners are sold “…’with all faults’ and USBTC expressly disclaims any and all representations and warranties, express or implied, whether written or oral…“ The only warranty that comes with the sold miners is the manufacturer’s warranty.

●        ASC 610, Other Income – Not applicable. The arrangement reflects a sale of nonfinancial assets to a customer (see discussion below). Sales to customers are outside the scope of ASC 610.

●       ASC 842, Leases– Not applicable. The Company sold the Bitcoin mining equipment without retaining any control, ownership, or right to use the equipment. Therefore, the Company does not have the right to direct the use of the assets and the arrangement is outside the scope of ASC 842.

RELEVANT AUTHORITATIVE AND INTERPRETIVE GUIDANCE:

●	ASC 606-10-15-2 and 15-3

ANALYSIS OF ACCOUNTING:

Topic 606 applies to all entities and all contracts with customers to provide goods or services in the ordinary course of business, except for contracts or transactions that are excluded from its scope, as defined and described in ASC 606-10-15-2 and 15-3:

ASC 606-10-15-2 An entity shall apply the guidance in this Topic to all contracts with customers, except the following:

a.	Lease contracts within the scope of Topic 842, Leases.

b.	Contracts within the scope of Topic 944, Financial Services—Insurance.

c.	Financial instruments and other contractual rights or obligations within the scope of the following Topics:

1.	Topic 310, Receivables

2.	Topic 320, Investments—Equity Securities

2a.	Topic 321, Investments—Equity Securities

3.	Topic 323, Investments—Equity Method and Joint Ventures

4.	Topic 325, Investments—Other

5.	Topic 405, Liabilities

6.	Topic 470, Debt

7.	Topic 815, Derivatives and Hedging

8.	Topic 825, Financial Instruments

9.	Topic 860, Transfers and Servicing.

d.	Guarantees (other than product or service warranties) within the scope of Topic 460, Guarantees.

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e.	Nonmonetary exchanges between entities in the same line of business to facilitate sales to customers or potential customers. For example, this Topic would not apply to a contract between two oil companies that agree to an exchange of oil to fulfill demand from their customers in different specified locations on a timely basis. Topic 845 on nonmonetary transactions may apply to nonmonetary exchanges that are not within the scope of this Topic.

ASC 606-10-15-3 An entity shall apply the guidance in this Topic to a contract (other than a contract listed in paragraph 606-10-15-2) only if the counterparty to the contract is a customer. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

Topic 606 does not define the term “ordinary activities” because the term was derived from the FASB’s conceptual framework. The FASB’s Statement of Financial Accounting Concepts No. 8, Conceptual Framework for Financial Reporting: Chapter 4, Elements of Financial Statements, describes revenue as “inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or carrying out other activities.” Further, “Revenues and expenses result from delivering or producing goods, rendering services, or carrying out other activities. Other activities, as referenced in the definitions of revenues and expenses in this chapter, are those activities that permit others to use the entity’s resources, which, for example, result in interest, rent, royalties, and fees. Other activities also include charitable contributions received and made.” The Company’s business is primarily based on mining Bitcoin, both self-mining and the provision of co-location services for other mining entities.

While not presently a core business of the Company, the Company plans to sell miners as another business line in an effort to facilitate and generate business for its hosting services offering . As indicated in ASC 606-10-15-3, the revenue standard applies to a contract only if the counterparty to the contract is a customer. The Company believes that the counterparty to the Company’s equipment purchase agreement meets the Topic 606’s definition of a customer. The Company is providing a service (sale of goods) as part of its (planned) ordinary activities in exchange for consideration.

Step 1

Topic 606 defines a contract in ASC 606-10-25-2 as “an agreement between two or more parties that creates enforceable rights and obligations.” In identifying the contract, ASC 606-10-25-1 requires the following five criteria to be met for a contract with a customer to be within the scope of ASC 606:

1.	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations;

2.	The Company can identify each party’s rights regarding the goods or services to be transferred;

3.	The Company can identify the payment terms for the good or services transferred;

4.	The contract has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract);

5.	It is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the good or services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, the Company considers only the customer’s ability and intention to pay the amount of consideration when it is due. The amount of consideration to which the Company will be entitled may be less than the price stated in the contract if the consideration is variable because the Company may offer the customer a price concession.

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These five criteria are concluded to be met by the equipment purchase agreement. The parties executed a written, signed contract that identifies each party’s rights and obligations regarding the goods to be transferred as well as payment terms. Payment terms provide for cash consideration. The contract was deemed to have commercial substance given the Company’s business purpose (to provide the customer the ability to use the equipment to mine Bitcoin) and expected change in timing and amount of the Company’s future cash flows.

Collectability of consideration to which the Company would be entitled in exchange for the goods was also concluded probable because full payment of the contract consideration was required at the time of delivery of the goods but with possession of the equipment retained by the Company until receipt of payment in full at the point of delivery. ASC 606-10-55-3C notes that contractual terms and business practices can mitigate the Company’s credit risk. Given the guidance and contract payment terms, the Company concluded customer credit risk to be low and collectability of substantially all of the consideration to which the Company will be entitled probable .

Step 2

A performance obligation is a promise in a contract to transfer a ‘distinct’ good or service. The Company considers a number of factors when determining whether an explicit or implicit promise is a separate performance obligation, including whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer, whether the Company provides a significant service of integrating goods or services to deliver a combined output to the customer, or whether the goods or services are highly interdependent. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

To identify the performance obligations, the Company first identified the promised goods and services. Promised goods and services do not include administrative or set-up activities that do not transfer a good or service to the customer (ASC 606-10-25-17). Once identified, material promised goods and services must then be assessed to determine whether they represent separate performance obligations, which is the unit of accounting to which the five-step revenue recognition model in Topic 606 is applied.

In identifying performance obligations in a contract, the standard provides the following guidance:

ASC 606-10-25-14 At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a.	A good or service (or a bundle of goods or services) that is distinct

b.	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer (see paragraph 606-10-25-15).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

Paragraphs 606-10-25-16 and 25-16A acknowledge that promised goods or services in contracts with customers may be implicit as well as explicitly stated.

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Per the above guidance, the Company noted that the only activity performed under the equipment purchase agreement is delivery, free on board (“FOB”) shipping point, of approximately 1,700 miners (all MicroBT Whastminer M30s) to the purchaser, in exchange for cash consideration.

The Company determined that the activity stated within the contract represents a promised good and service (delivery) and does not relate to administrative tasks or contract set-up because they provide an incremental benefit to the customer beyond solely providing access to a subsequent good or service. The Company also considered and concluded that none of the promised goods (i.e., delivery of each promised miner) in the contract are immaterial in the context of the contract with the customer. The delivery of each good is expected, and is the end product purchased, by the customer.

Distinct

Having identified the promised goods or services in the contract, the Company considered ASC 606-10-25-19, to determine whether the promised goods or services are distinct. A promised good or service in a contract with a customer represents a separate performance obligation if both of the following criteria are met:

a.	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

The ‘distinct’ conditions in ASC 606-10-25-19 are further described in ASC 606-10-25-20 and 25-21.

The Company concluded that the promised goods (the contractually-specified Bitcoin mining equipment) are capable of being distinct in accordance with paragraph 606-10-25-19(a). The promised goods are capable of being distinct because the customer benefits from the provision of each individual good on its own or in conjunction with other services that the Company will have already transferred to the customer under the contract or from other transactions. In this instance, the customer can benefit from the provision of each miner on its own by connecting each miner to a mining pool of their choice (pursuant to a separately executed contract with a mining pool operator). The customer could alternatively sell the miners for an amount that is greater than scrap value. Thus, the Company concluded that the customer can benefit from each promised good and the criterion in ASC 606-10-25-19(a) is met.

As required under ASC 606-10-25-19 (above), promised goods and service must also be concluded distinct within the context of the contract in order to conclude that each is ’distinct’ and hence represents a separate performance obligation. The Company noted that its obligation to the customer for each promised good (miner) is fully satisfied upon delivery of the Bitcoin miner purchased and the customer’s assumption of control thereof. The Company assessed the second criterion in ASC 606-10-25-19 by considering the factors in paragraph 606-10-25-21. These factors indicate when two or more promises to transfer goods or services to a customer are not separately identifiable, and hence the promised good is not distinct within the context of the contract. The Company concluded that the promised miners are separately identifiable because each is an output of the Company’s ordinary activities. The customer is able to benefit from each miner independently. The Company is not transforming the individual promised miner into a combined output. Each miner is a complete unit in and of itself and can be connected to a mining pool with or without other miners. Also, the Company is not providing a service of significant modification or customization of the miners. None of the delivered miners modifies or customizes any other miner promised under the equipment purchase agreement. Each miner provided is a complete unit and functions independent of and without modification by or to other promised miners in the contract. Finally, none of the promised miners is significantly affected by one or more of the other promised miners. A significant two-way dependency between the miners does not exist. Thus, the Company concluded that the promised goods are separately identifiable and ASC 606-10-25-19(b) is met. The promised goods are ‘distinct’.

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While the promised miners are individually distinct based on the above analysis, the Company next considered whether it was promising to transfer a “series” of distinct goods that are substantially the same and that have the same pattern of transfer, per ASC 606-10-25-14(b), and hence should account for the promised goods as a single performance obligation. Regarding the first requirement, TRG agenda paper 391 explains that when an arrangement provides for the delivery of a specified quantity of similar goods, the entity should evaluate whether each repetitive good (as opposed to each time increment) is substantially the same as and distinct from the others. The Company concluded that the miners are substantially the same. There is no differentiation between the miners provided to the customer. And, as discussed above, the miners are distinct from one another.

In order for the distinct goods to have the same pattern of transfer to the customer, two conditions to must exist per paragraph 606-10-25-15:

●	Each distinct good must be a performance obligation satisfied over time (ASC 606-10-25-27)

●	The same method of measuring progress would be used to measure complete satisfaction of the performance obligation to transfer each distinct good in the series to the customer.

The Company concluded that the promises to deliver the miners are not satisfied over time based on an evaluation of the three criteria in ASC 606-10-25-27. Accordingly, the Company cannot account for the promise to provide multiple miners as a “series” and treated as a single performance obligation.

Material Right

A customer option should be accounted for as a separate performance obligation only if it provides a material right to the customer that the customer would not receive without entering into the contract. Per the Company’s review of the equipment purchase agreement, there were no material rights granted to the customer. Both parties were allowed to terminate the contract only upon a material breach of the contract or if the requested equipment was unavailable, otherwise, the customer is required to fulfill its obligations under the contract or be charged punitive interest until full payment had been rendered. There are no options to renew. If the customer desires to purchase additional pieces of equipment, another equipment purchase agreement would be executed.

Step 3

Determining the transaction price is an important step in applying Topic 606 because this amount is allocated to the identified performance obligations and is recognized as revenue as the performance obligation is satisfied. The definition of transaction price is “the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties” (ASC 606-10-32-2).

1 July 13, 2015, TRG Agenda memo no. 39, Application of the Series Provision and Allocation of Variable Consideration.

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Paragraphs 606-10-32-2 and 32-3 provide the following baseline guidance on determining the transaction price:

ASC 606-10-32-2 An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

ASC 606-10-32-3 The nature, timing, and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:

a.	Variable consideration (see paragraphs 606-10-32-5 through 32-10 and 606-10-32-14)

b.	Constraining estimates of variable consideration (see paragraphs 606-10-32-11 through 32-13)

c.	The existence of a significant financing component in the contract (see paragraphs 606-10-32-15 through 32-20)

d.	Noncash consideration (see paragraphs 606-10-32-21 through 32-24)

e.	Consideration payable to a customer (see paragraphs 606-10-32-25 through 32-27).

The contract includes the following forms of consideration to which the Company expects to be entitled in exchange for providing goods and services:

●	Fixed fee – $3,598,949 for all miners sold

Step 4

After separate performance obligations are identified and the transaction price determined, ASC 606 generally requires the transaction price to be allocated to performance obligations in proportion to their standalone selling prices. The transaction price is then recognized as revenue as the performance obligation is satisfied. The transaction price determined in Step 3 of the model (above) should therefore be allocated to the performance obligation identified in Step 2 (above) of the model on a relative standalone selling price basis.

The standalone selling price is the price at which an entity would sell a good or service on a standalone (or separate) basis at contract inception. The Company reviewed the guidance in ASC 606-10-32-28 which provides the following core principle for allocating the transaction price:

ASC 606-10-32-28 The objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer.

This core principle is achieved by allocating the transaction price to each performance obligation on a relative standalone selling price basis, as provided in ASC 606-10-32-29:

ASC 606-10-32-29 To meet the allocation objective, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis in accordance with paragraphs 606-10-32-31 through 32-35, except as specified in paragraphs 606-10-32-36 through 32- 38 (for allocating discounts) and paragraphs 606-10-32-39 through 32-41 (for allocating consideration that includes variable amounts).

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ASC 606-10-32-30 clarifies that allocation of contract transaction price is only required when there is more than one performance obligation or a single performance obligation exists that is a series in a contract that includes variable amounts of promised consideration. As discussed in Step 2, above, the Company’s contract with the customer contains multiple performance obligations, i.e., each promised miner. Thus, while Step 4 requires allocation of the transaction price to the performance obligations in the contract, each is satisfied at the same point in time per Step 5 (see below), and accordingly the Company determined that Step 4 is effectively made moot in this instance.

Portfolio Approach Practical Expedient

Given that all promised miners are delivered concurrently and subject to the same contract terms, the Company considered applicability of the portfolio approach practical expedient in ASC 606-10-10-4. According to this guidance, an entity may apply Topic 606 to a portfolio of contracts or performance obligations if the entity can reasonably expect the accounting result (effects on the financial statements) will not be materially different from the result of applying the guidance to the individual contracts or performance obligation. As indicated above, since the terms of the equipment sale contract are the same (namely, multiple units of the same model of miner with the same delivery date and contract provisions), this practical expedient could be applied. However, its application would not change the accounting.

Step 5

The final step in Topic 606’s revenue recognition framework is to recognize revenue when (or as) an entity satisfies a performance obligation by transferring a promised good or service to a customer. Under this step, the Company must first determine whether the performance obligation is satisfied at a point in time or over time.

Under Topic 606, an entity recognizes revenue only when it satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is considered to be transferred when the customer obtains control. The standard defines control as an entity’s ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset.

The FASB explained in the Basis for Conclusions of Topic 606 that control should be assessed primarily from the customer’s perspective. While a seller often surrenders control at the same time the customer obtains control, FASB requires the assessment of control to be from the customer’s perspective to minimize the risk of an entity recognizing revenue from activities that do not coincide with the transfer of goods or services to the customer. The standard states that an entity must determine at contract inception whether it will transfer control of a promised good or service over time. If an entity does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

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Pursuant to ASC 606-10-25-30:

If a performance obligation is not satisfied over time in accordance with paragraphs 606-10-25-27 through 25-29, an entity satisfies the performance obligation at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity shall consider the guidance on control in paragraphs 606-10-25-23 through 25-26. In addition, an entity shall consider indicators of the transfer of control, which include, but are not limited to, the following:

[Summarized]

a.	The entity has a present right to payment for the asset

b.	The customer has legal title to the asset

c.	The entity has transferred physical possession of the asset

d.	The customer has the significant risks and rewards of ownership of the asset

e.	The customer has accepted the asset

The Company observed that the indicators, above, are not meant to be a checklist, and not all of them must be present for an entity to conclude that the customer has gained control. Rather, the indicators are factors that are often present when a customer has obtained control of an asset, and the list is meant to help entities apply the principle of control.

The Company concluded that its performance obligation (as defined above in Step 2) is satisfied at a point-in-time, specifically once the Company fulfills the delivery requirement stipulated in the contract: FOB shipping point.

In consideration of the above guidance (ASC 606-10-25-30), the Company believes that the shipping point of the Bitcoin mining equipment represents the moment at which a customer obtains control of a promised asset and the Company satisfies the performance obligation (delivers the mining equipment). Specifically, per the framework above:

a.	the Company satisfies the terms of the contract, wherein, the Company has a right to payment (which by nature of the contract is received prior to delivering/surrendering control of the assets);

b.	& c. the customer has legal claim and is in possession of the asset;

d.	the customer has the significant risks and rewards related to the Bitcoin mining equipment; and

e.	the customer approves that the Bitcoin mining equipment is the equipment ordered. Given that the contract does not provide any warranties, as long as the mining equipment is that which was agreed upon, then the customer accepts the assets, therein satisfying the customer acceptance component of the above framework.

The Company notes that the aforementioned criteria are satisfied only upon delivery (and receipt of payment), thereby supporting the assertion that control has been transferred to the customer at a point-in-time. Accordingly, revenue is recognized at a point-in-time pursuant to Topic 606.

OTHER CONSIDERATIONS: PRINCIPAL VERSUS AGENT

When another party is involved in providing goods or services to a customer, Topic 606 requires an entity to determine whether it is acting in a principal or as an agent by evaluating the nature of its promise to the customer. An entity is acting in a principal capacity, and recognizes revenue on a gross basis, if it controls a promised good or service before transferring that good or service to the customer. An entity is acting as an agent, recognizing revenue on a net basis for the amount retained, if its role is to arrange for another entity to provide the goods or services.

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The principal-versus-agent analysis is required to be performed at the specified good or service level rather than the contract level. A specified good or service is defined as each “distinct good or service (or distinct bundle of goods or services) to be provided to the customer.” The Company determined that the specified goods to be delivered under the equipment purchase agreement represent distinct promised goods, each of which having been concluded distinct based on the criteria in ASC 606-10-25-19, see Step 2 above.

As indicated above, according to ASC 606-10-55-37A, when another party is involved in providing goods or services to a customer, an entity is only acting in a principal capacity when it controls the specified good or service prior to the transfer of the good or service to the customer. Control of a specified good or service refers to the ability to direct the use of and prevent others from directing the use of, obtaining substantially all of the remaining benefits from, the asset. While the Company purchases the Bitcoin mining equipment from another party, i.e., does not manufacture the equipment itself, the Company assessed the equipment sale to its customer in relation to the definition of control as well as the indicators in ASC 606-10-55-39. The Company concluded that it is primarily responsible for fulfilling each promise to delivery a miner under the equipment purchase agreement, has inventory risk (e.g., legal title) before the specified goods transfer to the customer, and has discretion in establishing the contract price with the end-user customer. Further regarding the last point, the miner manufacturer was not involved in any aspect of the Company’s negotiation of the equipment purchase agreement with the customer. Thus, the Company concludes that it is acting as the principal in the sale of the miners.

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